SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522
TEL: (212) 735-3000
FAX: (212) 735-2000
http://www.skadden.com

DIRECT DIAL
212-735-2588
DIRECT FAX
917-777-2588
EMAIL ADDRESS
RCHILSTR@SKADDEN.COM

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEWARK
PALO ALTO
RESTON
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO

December 1, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find an attached copy of the press release issued by the Company on December 1, 2004.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at 31-(0)20-7 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom

Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler

dlw 12/21

Wolters Kluwer
Corporate & Financial Services

PRESS RELEASE

Wolters Kluwer Acquires Summation Legal Technologies, Inc.

Wolters Kluwer Broadens its Suite of Integrated Legal Management Tools with Acquisition of Award-Winning Litigation Support Software

New York (December 1, 2004) —Wolters Kluwer Corporate & Financial Services, a division of Wolters Kluwer and the leading provider of compliance technology and services to corporate legal professionals and financial institutions, today announced the acquisition of Summation Legal Technologies, Inc., the market leader for integrated litigation support software.

The Summation products and operations will become part of CT Corporation, a Wolters Kluwer company and the leading provider of registered agent services and integrated tools for managing corporate governance, compliance, and litigation. The acquisition will enable CT Corporation to extend Summation's best-of-breed litigation management tools, including CaseVault, Summation's acclaimed litigation hosting service, to its customers and provide a seamless solution that includes e-billing, matter management, e-discovery, and litigation support.

"The addition of these award-winning products will further strengthen our suite of integrated solutions for litigation and legal compliance," said Christopher Cartwright, Chief Executive Officer of Wolters Kluwer Corporate & Financial Services.

"Summation is the leader in integrated litigation support solutions and has delivered the only product on the market that combines transcript management, electronic and paper document management, and local and remote access to case files in a single tool," said Gene Landoe, President and Chief Executive Officer of CT Corporation and Wolters Kluwer Corporate Legal Services unit. "It is an excellent extension of CT's market-leading litigation management tools and services."

"We are very pleased to be part of CT Corporation," said Jon Sigerman, President of Summation Legal Technologies, Inc. "By leveraging Summation's technology, CT Corporation can deliver an efficient way for corporate legal departments and law firms to manage, coordinate and deliver e-discovery and case documents, especially as we roll out our new SQL Server (SSE) product line."

About Wolters Kluwer
Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2003) of €3.4 billion, employs approximately 18,750 people worldwide, and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Wolters Kluwer Corporate & Financial Services is the leading provider of representation, search, and filing services to corporate legal departments and law firms, and compliance and operational tools, technology, and services for financial services organizations of all sizes. Major brands include CT Corporation and Bankers Systems, Inc. Wolters Kluwer Corporate & Financial Services has annual revenues (2003) of €448 million and is a division of Wolters Kluwer.

About CT Corporation

CT Corporation, a Wolters Kluwer company, pioneered the corporate legal services industry more than 100 years ago. Today, CT Corporation is leading the industry in developing a powerful suite of integrated work flow tools and services to help corporate legal departments and law firms realize meaningful efficiencies and increased effectiveness. These solutions are corporate governance, including corporate records management and SEC compliance; corporate compliance, such as business entity and UCC compliance filings; statutory representation; and litigation management, including matter management and e-billing. CT Corporation is based in New York City. For more information on CT Corporation, please visit www.CTAdvantage.com.

Media
Peggy Wilson
Director of Corporate Communications
Wolters Kluwer Corporate & Financial Services
t + 1 320-240-5260
peggy.wilson@bankerssystems.com

Emily K. Fitton
Marketing Communications Manager
CT Corporation
t + 1 212-894-8499
emily.fitton@wkglobal.com

Tracy Conger
HSR Business to Business
(513) 346-5557
tconger@hsr.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com
www.ctadvantage.com

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522
TEL: (212) 735-3000
FAX: (212) 735-2000
http://www.skadden.com

DIRECT DIAL
212-735-2588
DIRECT FAX
917-777-2588
EMAIL ADDRESS
RCHILSTR@SKADDEN.COM

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEWARK
PALO ALTO
RESTON
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO

November 30, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached copies of the press releases issued by the Company between July 8 and November 30, 2004. The Company had previously furnished to the Securities and Exchange Commission its earlier press releases as part of its Rule 12g3(2)(b) reinstatement application, which has been granted. The Company is in the process of obtaining the requisite codes to submit future press releases electronically and also expects to file a Form F-6 to "refresh" its American Depositary Receipt Program electronically once it has obtained those codes.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at 31-(0)20-7 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom

Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler

From: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
To: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
Date: Thu, Jul 8, 2004 10:00 AM
Subject: Wolters Kluwer NV (NL) - Wolters Kluwer Standardizes on Arbortext ...

Published: 16:00 08.07.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer Standardizes on Arbortext Enterprise Publishing Software for Worldwide Publishing

Amsterdam (July 8, 2004) - Wolters Kluwer, a leading multinational publisher and information services company, announced today that it has standardized on Arbortext's XML-based software for its publishing activities worldwide. Arbortext software enhances Wolters Kluwer's power to easily deliver highly tailored information, resulting in cost reductions, quality improvements, market expansion and increased customer satisfaction.

Wolters Kluwer employees around the globe will use Arbortext publishing software to create and publish market-driven, customized products and services in the media format that best suits the customer. These can include internet-based products, CD-ROMs, books, newsletters, professional journals and loose-leaf publications. As a result, Wolters Kluwer is able to increase revenue and open new market opportunities.

"We publish information to many different industries, in many different languages, and in a number of different formats," said John K. Roth, Wolters Kluwer's Vice President of Technology Operations and Publishing - North America. "We wanted to standardize on a publishing system that was flexible, powerful, and capable of being implemented at our offices around the world. We chose Arbortext because their products most closely accommodate our current needs and future opportunities."

Arbortext's Enterprise Publishing Software eliminates manual publishing processes that can be inflexible, time-consuming and costly. Using Arbortext's powerful publishing software, employees at Wolters Kluwer will be able to author content in a way that relieves them from the prolonged, inefficient task of manual design and layout. Arbortext software enhances Wolters Kluwer's power to easily deliver highly tailored information based on select language, audience, media type and other factors.

"Wolters Kluwer is a premier publisher of information to the health, tax, accounting, corporate, financial services, legal and regulatory, and education markets, and I am pleased that we are expanding our relationship with them as they roll out our publishing software throughout their enterprise," said Raymond Schiavone, President and CEO at Arbortext. "Organizations such as Wolters Kluwer keenly understand the advantage of adopting enterprise publishing applications in order to achieve cost reductions, quality improvements, market expansion and increased customer satisfaction."

About Wolters Kluwer

Wolters Kluwer (Euronext Amsterdam: WKL) is a leading multinational publisher and information services company. The Company's core markets are in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. As of 2003, Wolters Kluwer has annual revenues of EUR 3.4 billion, employs approximately 19,500 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Leslie Bonacum
t + 31 20 60 70 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com

About Arbortext
Arbortext is the leading provider of Enterprise Publishing Software that enables organizations to create and automatically publish large amounts of information, such as technical manuals, pharmaceutical product information, legal information and software documentation. Enterprises around the world use our software to publish in multiple languages to multiple audiences in multiple hardcopy and electronic output formats. Arbortext's software is installed at over 1,400 organizations worldwide. Arbortext is a founding member and active participant in the XML Activity of the World Wide Web Consortium (W3C). Headquartered in Ann Arbor, Michigan, USA, Arbortext has offices around the world.

Beth Ambaruch, APR
Arbortext®, Inc.
T + 1 734 327 6014
bea@arbortext.com

www.arbortext.com

http://hugin.info/130682/R/952250/135293.pdf

From: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
To: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
Date: Tue, Jul 13, 2004 4:01 AM
Subject: Wolters Kluwer NV (NL) - Wolters Kluwer to connect European branch ...

Published: 10:00 13.07.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV
/AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer to connect European branches with VPN solution from KPN

Amsterdam (July 13, 2004) - Wolters Kluwer, a leading multinational publisher and information services company, announced today the signing of a five-year network contract with KPN, which will support Wolters Kluwer in its drive to reduce costs and forge stronger operational bonds. KPN, the leading Dutch telecommunications company, will be connecting 45 Wolters Kluwer sites in 15 different European countries with EuroRings MPLS VPN. With this network up-and-running, Wolters Kluwer will be able to launch applications for its various business units from a central location.

EuroRings MPLS VPN connects international sites, creating one end-to-end managed service. This network solution based on Multi-Protocol Label Switching (MPLS) offers a secure, reliable and future proof communication infrastructure, enabling convergence of other networks, such as the voice network. Different types of traffic (data, voice and video) and applications (such as SAP) can be transported separately via EuroRings MPLS VPN, ensuring that business critical information always has priority. Wolters Kluwer will use EuroRings MPLS VPN to roll out key applications, the first of which is SAP Finance.

European network
'We chose EuroRings MPLS VPN because KPN came with a solid offer that was also attractive when viewed in a commercial light,' says Ilhan Aksoycan, Chief Technology Officer with Wolters Kluwer. 'Quality and a future proof solution were other appealing factors. We also admire the drive that KPN puts into its work. For example, the first sites are already linked up to the European network. In addition to a five-year contract for the European MPLS VPN network, we also chose KPN as "preferred vendor" for mobile and fixed telephony. Another part of the contract is the re-dimensioning and extension of the Wolters Kluwer WAN in the Netherlands for another five years.'

A flexible and future proof solution
Joris van Oers, KPN's Director of Corporate Sales, comments: 'We are looking forward to strengthening our present collaboration with Wolters Kluwer, a leading multinational publisher and information services company. With EuroRings MPLS VPN, Wolters Kluwer has a state-of-the-art, future proof network solution, which is also very flexible. In the future, for example, new sites can easily be added. This solution also supports Wolters Kluwer's strategy of reducing costs. As the network will be managed from one central location, costs related to licenses and software updates can be reduced. This makes EuroRings MPLS VPN a cost-effective solution. Our solution furthermore assures Wolters Kluwer of a secure European network,

separated from the public Internet.'

About Wolters Kluwer
Wolters Kluwer (Euronext Amsterdam: WKL) is a leading multinational publisher and information services company. The Company's core markets are in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. As of 2003, Wolters Kluwer has annual revenues of EUR 3.4 billion, employs approximately 19,500 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 20 60 70 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com

About KPN
KPN's international network is a state-of-the-art data/IP backbone with a seamless footprint extending across major business and financial centers in Europe. KPN's EuroRings portfolio delivers a full range of carrier and corporate networking solutions over a high-capacity fiber-optic network.

KPN is a telecommunications company offering a wide range of high quality and innovative telecommunications services for both the private and business markets. Its core business activities are mobile communications, fixed networks, Internet services and IP/Data services. More information about KPN can be found at www.kpn.com.

http://hugin.info/130682/R/952592/135406.pdf

Published: 10:00 13.07.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer to connect European branches with VPN solution from KPN

Amsterdam (July 13, 2004) - Wolters Kluwer, a leading multinational publisher and information services company, announced today the signing of a five-year network contract with KPN, which will support Wolters Kluwer in its drive to reduce costs and forge stronger operational bonds. KPN, the leading Dutch telecommunications company, will be connecting 45 Wolters Kluwer sites in 15 different European countries with EuroRings MPLS VPN. With this network up-and-running, Wolters Kluwer will be able to launch applications for its various business units from a central location.

EuroRings MPLS VPN connects international sites, creating one end-to-end managed service. This network solution based on Multi-Protocol Label Switching (MPLS) offers a secure, reliable and future proof communication infrastructure, enabling convergence of other networks, such as the voice network. Different types of traffic (data, voice and video) and applications (such as SAP) can be transported separately via EuroRings MPLS VPN, ensuring that business critical information always has priority. Wolters Kluwer will use EuroRings MPLS VPN to roll out key applications, the first of which is SAP Finance.

European network

'We chose EuroRings MPLS VPN because KPN came with a solid offer that was also attractive when viewed in a commercial light,' says Ilhan Aksoycan, Chief Technology Officer with Wolters Kluwer. 'Quality and a future proof solution were other appealing factors. We also admire the drive that KPN puts into its work. For example, the first sites are already linked up to the European network. In addition to a five-year contract for the European MPLS VPN network, we also chose KPN as "preferred vendor" for mobile and fixed telephony. Another part of the contract is the re-dimensioning and extension of the Wolters Kluwer WAN in the Netherlands for another five years.'

A flexible and future proof solution

Joris van Oers, KPN's Director of Corporate Sales, comments: 'We are looking forward to strengthening our present collaboration with Wolters Kluwer, a leading multinational publisher and information services company. With EuroRings MPLS VPN, Wolters Kluwer has a state-of-the-art, future proof network solution, which is also very flexible. In the future, for example, new sites can easily be added. This solution also supports Wolters Kluwer's strategy of reducing costs. As the network will be managed from one central location, costs related to licenses and software updates can be reduced. This makes EuroRings MPLS VPN a cost-effective solution. Our solution furthermore assures Wolters Kluwer of a secure European network, separated from the

public Internet.'

About Wolters Kluwer

Wolters Kluwer (Euronext Amsterdam: WKL) is a leading multinational publisher and information services company. The Company's core markets are in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. As of 2003, Wolters Kluwer has annual revenues of EUR 3.4 billion, employs approximately 19,500 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 20 60 70 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com

About KPN

KPN's international network is a state-of-the-art data/IP backbone with a seamless footprint extending across major business and financial centers in Europe. KPN's EuroRings portfolio delivers a full range of carrier and corporate networking solutions over a high-capacity fiber-optic network.

KPN is a telecommunications company offering a wide range of high quality and innovative telecommunications services for both the private and business markets. Its core business activities are mobile communications, fixed networks, Internet services and IP/Data services. More information about KPN can be found at www.kpn.com.

PDF version of press release

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From: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
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From: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
To: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
Date: Mon, Jul 19, 2004 4:01 AM
Subject: Wolters Kluwer NV (NL) - Wolters Kluwer offers the world a window ...

Published: 10:00 19.07.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer offers the world a window on China

Wolters Kluwer's CCH Asia launches China Law Express, a daily email alert of legislative and regulatory change in China

Amsterdam (July 19, 2004) - Wolters Kluwer, a leading multinational publisher and information services company, today announced that CCH Asia, part of its Tax, Accounting & Legal Division, has further established its credentials as the premier information provider on Chinese law, with the launch of China Law Express.

China Law Express will provide the latest news on changes and developments in Chinese law. With the increasing focus that many of the world's businesses have on China, the need for regular and up to date reporting on Chinese law has never been greater. China Law Express, with daily alerts of important changes in Chinese law and regulation, makes staying abreast of legislative and regulatory change easier than ever before.

CCH Asia's Managing Director, Matthew Sullivan, said, "We are excited about filling an important information gap in one of the world's most attractive and lucrative markets. Discussions with our customers revealed that foreign businesses and professional firms in China find it very difficult and costly to locate important changes in legislation and regulation. The failure to be aware of, and deal with, these changes can result in expensive and damaging mistakes that can render even the best business plans ineffective".

China Law Express helps professionals - both inside and outside China - solve this problem.

Focused primarily on commercial law, China Law Express is a bilingual (English and Chinese) web service that provides daily updates on developments and changes in laws in the People's Republic of China.

Subscribers receive daily email alerts that summarize developments and changes and detailed information is accessed via a dedicated website (www.chinalawexpress.com) that also offers keyword or topic search in both Chinese and English.

About Wolters Kluwer
Wolters Kluwer (Euronext Amsterdam: WKL) is a leading multinational publisher and information services company. The Company's core markets are in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. As of 2003, Wolters Kluwer has annual revenues of EUR 3.4 billion, employs approximately 19,500 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is

headquartered in Amsterdam, the Netherlands. Its depositary receipts are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

About operations *in Asia Pacific*
Wolters Kluwer's activities in Asia Pacific are part of its Tax, Accounting & Legal Division. Headquartered in Sydney, Australia, and employing approximately 650 people, operations extend throughout Australia, New Zealand, Singapore, Malaysia, Hong Kong, Japan and China.

Media
Kevin Ormrod
t + 612 9857 1715
kormrod@cch.com.au

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com

http://hugin.info/130682/R/953207/135687.pdf

From: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
To: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
Date: Mon, Aug 2, 2004 11:01 AM
Subject: Wolters Kluwer NV (NL) - Wolters Kluwer Health Appoints Chief Medi ...

Published: 17:00 02.08.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV
/AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer Health Appoints Chief Medical Officer and New CEO for Clinical Tools Business Unit

Philadelphia, PA (August 2, 2004) - Wolters Kluwer Health, a division of Wolters Kluwer NV and a leading provider of information for healthcare professionals, today announced that Jon Seymour, MD, has been named Executive Vice President and Chief Medical Officer. In addition, Ken Killion has been named CEO of the Clinical Tools division, the role previously held by Dr. Seymour.

"The role of a Chief Medical Officer has long been part of WKHealth's vision to achieve a leading position in medical information," said Hugh Yarrington, CEO of Wolters Kluwer Health. "Jon's considerable expertise in clinical content and its integrated applications will help WKHealth pursue new growth areas to meet the information needs of our customers."
Dr. Seymour will work with all major WKHealth brands, such as Ovid Technologies, Lippincott Williams & Wilkins, Medi-Span, Adis International, and Facts & Comparisons, to effectively leverage the brand assets in all major growth areas of medical information, including point-of-care, point-of-learning, electronic medical record, e-prescribing, and related strategies. He will be responsible for executing agreements with strategic health industry partners for enterprise applications that integrate WKHealth information and tools into comprehensive medical information systems.

"While we have had success in partnering with major health information providers, insurers, hospital systems, and medical societies, we know that greater opportunities exist to get our content into the hands of medical, clinical, and pharmaceutical customers," said Yarrington. "Jon will be accountable for incorporating as many of our information assets as possible into every significant partnership and sales opportunity."

Dr. Seymour joined WKHealth as CEO for Clinical Tools in 2002. Under his leadership, the business unit expanded to include Skolar, a point-of-care information tool purchased from Stanford University in 2003. In addition, Seymour oversaw the integration of Medi-Span, purchased from the Hearst Corporation in 2002. Prior to this role, he was the co-founder and chief executive of Gold Standard Multimedia, a drug database company which grew to produce $4 million in annual revenues under his leadership. He also created and marketed Integrated Medical Curriculum, a suite of electronic textbooks and course materials for medical and allied health students. He holds an MD from the University of Florida College of Medicine and a BA in Physics from Duke University.
"Ken Killion is a seasoned information executive and will bring a wealth of experience to one of our most exciting opportunities for

sustained growth. As Jon Seymour moves into his new role, we are very fortunate to have a professional of Ken's abilities to step in at Clinical Tools," Yarrington said.

Mr. Killion was previously Executive Vice President of Clinical Tools. He will oversee all operational aspects of the business unit, including the Drug Information, E-Prescribing, and Clinical Decision Support components. Mr. Killion joined Facts & Comparisons, a product line of Clinical Tools, as Executive Publisher in 2000. He brings more than 25 years experience in professional publishing to his new role, both with Wolters Kluwer companies such as Aspen Publishers and Lippincott Williams & Wilkins, and with other industry-leading publishers. He holds a B.S. in Marketing from the University of Baltimore, MD.

About Wolters Kluwer Health
Wolters Kluwer Health (WKHealth) is a leading provider of information for professionals and students in medicine, nursing, allied health, pharmacy and the pharmaceutical industry. Major brands include traditional publishers of medical and drug reference tools, periodicals and textbooks, such as Lippincott Williams & Wilkins and Facts & Comparisons; online information providers, such as Ovid Technologies and Medi-Span; and pharmaceutical information provider Adis International. WKHealth is a division of Wolters Kluwer, NV, a multi-national information services company with annual sales of more than EUR3.9 billion and 20,000 employees.

Contact
Connie Hofmann, Director of Communications
+1 215-521-8511
chofmann@wkhealth.com

http://hugin.info/130682/R/954302/136101.pdf

From: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
To: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
Date: Mon, Jul 26, 2004 8:01 AM
Subject: Wolters Kluwer NV (NL) - Wolters Kluwer appoints Mark Sherman as C ...

Published: 14:00 26.07.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer appoints Mark Sherman as Chief Human Resources Officer for North America

Amsterdam, (July 26, 2004) - Wolters Kluwer, a leading multinational publisher and information services company, announced today the appointment of Mark Sherman as Chief Human Resources Officer, North America. He succeeds Kathy Baker, who was named Senior Vice President, Corporate Human Resources for all of Wolters Kluwer nv in January 2004.

With more than 20 years of experience in his field, Mr. Sherman is well-positioned to further develop and implement the Human Resources aspect of the Wolters Kluwer three-year strategy to deliver improved and sustained value to customers and shareholders. A key facet of this strategy entails the implementation of Shared Services organizations for Wolters Kluwer's operations in North America and Europe.

In prior positions with Baxter Healthcare, a leading global company based in the U.S., Mr. Sherman proved his leadership qualities in the implementation of Human Resources Shared Services. Mr. Sherman received his undergraduate degree from Western Illinois University, Macomb, and earned a Master's in Human Resources/Industrial Relations from Loyola University, Chicago.

"Mark has shown strong management skills in building and reshaping organizations to meet the demands of a highly competitive and constantly changing business environment. This experience will support and further the initiatives Wolters Kluwer continues to make as it moves towards a stronger operational focus, structured around a customer-focused Divisional framework. Human Resources strategic management will go forth under a Shared Services model that supports our businesses and employees in North America," said Chris Cartwright, Shared Services CEO for North America. "We are very pleased to welcome him to Wolters Kluwer and have full confidence in his future with us."

The Wolters Kluwer Shared Services Organization in North America oversees shared services for three of Wolters Kluwer's five Divisions - Health; Corporate & Financial Services; and Tax, Accounting & Legal. Mr. Sherman will be based at the Wolters Kluwer U.S. Corporate head office in Riverwoods, Illinois.

About Wolters Kluwer
Wolters Kluwer (Euronext Amsterdam: WKL) is a leading multinational publisher and information services company. The Company's core markets are in the health, tax, accounting, corporate, financial

services, legal and regulatory, and education sectors. As of 2003, Wolters Kluwer has annual revenues of EUR 3.4 billion, employs approximately 19,500 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 20 6070 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com

http://hugin.info/130682/R/953746/135870.pdf

From: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
To: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
Date: Tue, Jul 27, 2004 4:03 AM
Subject: Wolters Kluwer NV (NL) - Wolters Kluwer wins gold in Spain

Published: 10:02 27.07.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV
/AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer wins gold in Spain

Wolters Kluwer's A3 Software is first technology company to achieve prestigious EFQM gold award for excellence

Amsterdam (July 27, 2004) - Wolters Kluwer, a leading multinational publisher and information services company, announced today that its award-winning software company in Spain, A3 Software, has added gold to its shelf.

A3 Software was recently awarded gold-level Recognition for Excellence by the European Foundation for Quality Management (EFQM). Formed in 1988, the EFQM provides a verifiable framework for sustainable organizational excellence. Open to over 800 organizations throughout Europe that represent several million employees, the EFQM awards are based on the following criteria:

* Leadership and constancy of purpose
* Customer focus
* Corporate social responsibility
* People development and involvement
* Results orientation
* Management by processes and facts
* Continuous learning, innovation and improvement
* Partnership development

Very few organizations have been successful in reaching gold at their first attempt, but A3 has done just that. The EFQM team of independent assessors, most of them senior managers from the field, pointed to the following highlights within A3: customer focus, results orientation, continuous innovation and improvement, and the commitment of all people within A3 Software.

"We are very pleased to receive this Recognition of Excellence from such a reputable organization as EFQM," commented Salvador Fernández Lopez, CEO of Wolters Kluwer Spain. "It clearly underlines Wolters Kluwer's ongoing commitment to provide our customers with the innovative tools and solutions they need. I would like to congratulate all our staff on this magnificent achievement."

About A3
A3 Software began in 1980 and has implemented more than 22,000 applications for over 10,000 customers. It is unique company dedicated to the development of management software for professionals in the fields of labor, tax, accounting and human resources. A3

Software's highly specialized, user friendly and smart solutions for payroll, accounting, tax, and HR management are designed to deliver added value to its professional customers. A3 Software is part of Wolters Kluwer's operations in Spain, belonging to the Legal, Tax & Regulatory Europe Division.

www.atres.com

About Wolters Kluwer
Wolters Kluwer (Euronext Amsterdam: WKL) is a leading multinational publisher and information services company. The Company's core markets are in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. As of 2003, Wolters Kluwer has annual revenues of EUR 3.4 billion, employs approximately 19,500 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 20 60 70 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com

http://hugin.info/130682/R/953812/135888.pdf

From: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
To: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
Date: Thu, Jul 29, 2004 4:01 AM
Subject: Wolters Kluwer NV (NL) - Wolters Kluwer strengthens market positio ...

Published: 10:00 29.07.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer strengthens market position in Spain by acquiring Telesoftware

Amsterdam (July 29, 2004) - Wolters Kluwer, a leading multinational publisher and information services company, announced today that it has acquired Telesoftware y Servicios S.L. and ISP Infoservice S.L., jointly known as Telesoftware. This investment in growth centers on strengthening customer relationships, delivering end-to-end solutions and expanding online products and services.

Telesoftware is an enterprise dedicated to management software development and maintenance. The activities of Telesoftware are in the tax and human resources markets, and specialize in providing professional customers with robust tax compliance tools and payroll software. Telesoftware is therefore well positioned to fully complement Wolters Kluwer's award-winning portfolio in Spain.

Telesoftware will be integrated with existing operations in Spain and form part of Wolters Kluwer's Legal, Tax & Regulatory Europe (LTRE) Division.

"With this acquisition, Wolters Kluwer has made an important step in its strategic objective to drive revenue growth," stated Rolv Eide, CEO of LTRE. "It significantly reinforces our market position by increasing our customer portfolio and expanding our sales activities, as well as opening up substantial leveraging opportunities between Telesoftware products and our well-known brands A3, CISS and LA LEY."

About Wolters Kluwer
Wolters Kluwer (Euronext Amsterdam: WKL) is a leading multinational publisher and information services company. The Company's core markets are in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. As of 2003, Wolters Kluwer has annual revenues of EUR 3.4 billion, employs approximately 19,500 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 20 60 70 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz

Vice President, Investor Relations
t + 31 20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com

http://hugin.info/130682/R/954054/136000.pdf

From: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
To: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
Date: Wed, Jul 21, 2004 4:00 AM
Subject: Wolters Kluwer NV (NL) - Wolters Kluwer signs EUR 750 million mult ...

Published: 10:00 21.07.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV
/AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer signs EUR 750 million multi-currency credit facility

Amsterdam (July 21, 2004) - Wolters Kluwer, a leading multinational publisher and information services company, announced today that it has signed a EUR 750 million multi-currency syndicated credit facility. The transaction achieved substantial oversubscription and raised commitments from 13 banks across Europe, the United States and Australia, underlining the strong support for Wolters Kluwer from its relationship banks.

ABN AMRO Bank N.V., Citigroup, Deutsche Bank Luxembourg S.A. and ING Bank N.V. acted as mandated lead arrangers and bookrunners. ING Bank N.V. will act as facility agent.

This facility refinances the existing USD 600 million, seven-year credit facility originally established in September 1998. The new credit facility has a maturity of five years with two extension options, potentially raising the maturity to seven years. The credit facility will be used for general corporate purposes including acquisitions, supporting the company's three-year strategy to restore profitable growth and deliver improved value to shareholders, as announced on October 30, 2003.

The syndicate includes the following banks:
Mandated lead arrangers: ABN AMRO Bank N.V., Citigroup, Deutsche Bank Luxembourg S.A. and ING Bank N.V.;
Arrangers: Australia and New Zealand Banking Group Limited, Credit Suisse First Boston, Fortis Bank (Nederland) N.V., CCF S.A., KBC Bank Nederland N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. and Société Générale S.A.;
Senior lead managers: Banca Intesa S.p.A. and Dresdner Bank Luxembourg S.A..

About Wolters Kluwer
Wolters Kluwer (Euronext Amsterdam: WKL) is a leading multinational publisher and information services company. The Company's core markets are in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. As of 2003, Wolters Kluwer has annual revenues of EUR 3.4 billion, employs approximately 19,500 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Caroline Wouters

Vice President, Corporate Communications
t + 31 20 6070 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com

http://hugin.info/130682/R/953427/135768.pdf

From: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
To: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
Date: Mon, Oct 25, 2004 8:01 AM
Subject: Wolters Kluwer NV (NL) - Wolters Kluwer Launches Integrated Suite ...

Published: 14:00 25.10.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer Launches Integrated Suite of Web-Based Tools: TyMetrix 360°

TyMetrix 360° Enables Corporate Law Departments, Claims Organizations and Law Firms to Increase Efficiencies and Reduce Costs by Unifying Processes and Consolidating Data

ST. CLOUD, Minn. (October 25, 2004) - Wolters Kluwer Corporate & Financial Services today announced the launch of TyMetrix 360° by its company TyMetrix, a market leader in web-based management solutions for corporate law departments, claims organizations and law firms. TyMetrix 360° is a new web-based tool that enables these organizations to control costs and improve performance by unifying processes and consolidating data on a single platform.

TyMetrix 360° unifies processes and consolidates data, combining an organization's legal management data on a single, unified platform. Features include: e-billing, matter and document management, budgeting, forecasting, as well as performance and reporting tools. Reducing the need to rely on multiple and disparate systems, TyMetrix brings data together in one easy-to-use solution that integrates all other existing systems. Since all information is stored on one platform, organizations can quickly segment and analyze data such as; law firm, business unit or matter type.

TyMetrix 360° enables claims organizations and corporate law departments to capture critical metrics that drive internal and external expense management, better manage internal staff and law firm performance, strengthen engagement decisions, and increase profitability. The data gathered through TyMetrix 360° is channeled through desktop reports enabling these organizations to reduce costs, manage outside counsel and vendor relationships fairly and efficiently, and optimize their claims and law department's work through enhanced strategic planning, law firm transactional data analysis, and enterprise-wide reporting.

"In today's business climate, corporate law departments and insurance claims organizations are under tremendous pressure to increase efficiencies while reducing costs," said John Weber, General Manager of TyMetrix. "TyMetrix 360° enables these organizations to consolidate their data onto one platform offering a clearer view into their entire department."

About Wolters Kluwer Corporate & Financial Services
Wolters Kluwer Corporate & Financial Services is a leading U.S. provider of representation, search and filing services to corporate legal departments and law firms, and compliance and operational tools, technology and services for financial services organizations

of all sizes. Major brands include Bankers Systems and CT Corporation. Wolters Kluwer Corporate & Financial Services has annual revenues (2003) of EUR448 million and is a division of Wolters Kluwer.

Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2003) of EUR3.4 billion, employs approximately 18,750 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Peggy Wilson
Director of Corporate Marketing Communications
Wolters Kluwer Corporate & Financial Services Division
t + 1 800-397-2341, Extension 5260
peggy.wilson@bankerssystems.com

Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 6070 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 (0)20 6070 407
ir@wolterskluwer.com
www.wolterskluwer.com
www.tymetrix.com

http://hugin.info/130682/R/965510/140129.pdf

From: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
To: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
Date: Tue, Nov 2, 2004 9:30 AM
Subject: Wolters Kluwer NV (NL) - Wolters Kluwer Tax, Accounting & Legal

Published: 15:30 02.11.2004 GMT+1 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer Tax, Accounting & Legal

A leading provider of tax, accounting, legal and regulatory information for professionals

Riverwoods, Ill. (November 2, 2004) - Wolters Kluwer Tax, Accounting & Legal, a division of Wolters Kluwer and a leading multinational publisher and information services provider, will hold a series of presentations and product demonstrations today for analysts and investors in Chicago. Senior management and key executives from the Tax, Accounting & Legal Division will host the meeting.

Wolters Kluwer Tax, Accounting & Legal is a leading provider of information, software and services for tax, accounting, legal and compliance professionals. The Division's annual revenues (2003) were EUR652 million, with an EBITA of EUR172 million. The Division serves customers in the tax, accounting and legal professions, including accountants, corporate tax and auditing departments, attorneys, and compliance professionals in such areas as securities, healthcare, human resources, pension law and trade regulation. Among its well-known brands are CCH, ProSystem fx, Aspen Publishers, KLI and Loislaw.

The themes of today's presentations are Integration, Innovation, Expansion and Specialization. Presentations will focus on illustrating how the Division is responding to market trends with integrated best-of-breed workflow tools, expansion into adjacent markets and leveraging the depth and breadth of legal content within specialized practice areas. Among the products being demonstrated are: the innovative new CCH@Hand as part of the Sales and Use Tax Internet Library; ProSystem fx Engagement software to facilitate the paperless office for accounting firms; ChargeMaster, a reimbursement compliance tool for hospitals; and the Securities Law Integrated Internet Library for in-depth, specialized legal research.

Kevin Robert, CEO of the Division's Tax and Accounting unit, comments, "In the last year, as we've organized around customers, we've identified significant opportunities to expand our integrated research and compliance solutions for tax and accounting professionals. We've also identified expanded market opportunities, which will allow us to take our number-one position in tax and accounting information and workflow solutions and expand into adjacent markets to meet professionals' needs."

Robert Becker, CEO of the Division's Legal unit, comments, "The investment we are making in developing specialty libraries that bring together our analytical material, primary source information and tools into an easily accessible, highly integrated, online

environment creates an entirely new research resource for professionals in specific practice areas. This ability to integrate content and develop highly customized products to respond to particular market niches sets us apart and ensures we are delivering distinct value to our customers."

A live webcast of the presentation can be viewed on www.wolterskluwer.com as from November 2, 2004 - 15:30 hours CET.

About Wolters Kluwer Tax, Accounting & Legal
Wolters Kluwer Tax, Accounting & Legal is a leading provider of tax, fiscal, legal and regulatory information for professionals. Major brands include CCH Tax Compliance, CCH Publishing and Aspen Publishers. Wolters Kluwer Tax, Accounting & Legal has annual revenues (2003) of EUR652 million and is a Division of Wolters Kluwer.

Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2003) of EUR3.4 billion, employs approximately 18,750 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Leslie Bonacum
Director, Corporate Communications
Wolters Kluwer Tax, Accounting & Legal
t + 1 847 267 7153
mediahelp@cch.com

Caroline Wouters
Manager, External Communications
t + 31 (0)20 6070 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com
www.tax.cchgroup.com
www.aspenpublishers.com
www.loislaw.com

http://hugin.info/130682/R/967053/140803.pdf

From: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
To: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
Date: Thu, Nov 11, 2004 10:01 AM
Subject: Wolters Kluwer NV (NL) - Wolters Kluwer's GainsKeeper Selected by ...

Published: 16:00 11.11.2004 GMT+1 /HUGIN /Source: Wolters Kluwer NV
/AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer's GainsKeeper Selected by ShareBuilder to Deliver Automated Tax Services to Retail Customers

Tax lot accounting and portfolio management tools simplify life for investors

New York, Nov. 11, 2004 - Wolters Kluwer announced today that ShareBuilder® Securities Corporation, an online brokerage firm designed to make investing in the stock market easy and affordable, has selected GainsKeeper® automated tax lot accounting tools to help ShareBuilder's customers track and report their capital gains for year-end taxes. GainsKeeper (www.gainskeeper.com), a part of Wolters Kluwer's Corporate & Financial Division, is a leading line of automated tax-based financial tools and services to the investment community.

"At ShareBuilder, our small investor customers benefit from a low-cost, easy-to-use, and automatic investing solution for building long-term investment portfolios," Harold Zeitz, ShareBuilder's chief operating officer and chief marketing officer, said. "GainsKeeper automated tax lot accounting tools will help our customers maximize their after-tax returns and minimize time and energy needed to accurately fill out their tax forms."

The GainsKeeper system automatically calculates ShareBuilder customers' tax liabilities in their ShareBuilder accounts. It also alerts them to the impact of wash sales and other events, which can affect their taxes.

In addition, ShareBuilder customers can easily download historical transactions into the GainsKeeper system, where it automatically updates the cost basis of positions to reflect wash sales and corporate actions, such as mergers and splits, leading to accurate capital gains calculations.

"We look forward to working closely with ShareBuilder to provide their customers with our best-of-breed tax analysis tools," stated Cameron Routh, vice president of partner relations for the GainsKeeper line. "ShareBuilder customers can now effectively track and report their capital gains for year-end taxes as well as manage their portfolios for year-round tax efficiency."

About Wolters Kluwer Corporate & Financial Services
Wolters Kluwer's Corporate & Financial Services Division is a leading U.S. provider of representation, search and filing services to corporate legal departments and law firms, and compliance and operational tools, technology and services for financial services

organizations of all sizes. Major brands include Bankers Systems and CT Corporation. The Wolters Kluwer Corporate & Financial Services Division has annual revenues (2003) of EUR448 million.

Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2003) of EUR3.4 billion, employs approximately 18,750 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Peggy Wilson
Director of Corporate Marketing Communications
Wolters Kluwer Corporate & Financial Services Division
t + 1 800-397-2341, Extension 5260
peggy.wilson@bankerssystems.com

Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 6070 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com
www.gainskeeper.com

http://hugin.info/130682/R/968792/141448.pdf

From: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
To: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
Date: Thu, Nov 11, 2004 8:01 AM
Subject: Wolters Kluwer NV (NL) - Wolters Kluwer appoints Jeffery McCaulley ...

Published: 14:00 11.11.2004 GMT+1 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer appoints Jeffery McCaulley as new CEO of Wolters Kluwer Health

Amsterdam (November 11, 2004) - Wolters Kluwer, a leading multinational publisher and information services company, today announced the appointment of Jeffery McCaulley to the position of CEO Wolters Kluwer Health.

In his new role, Mr. McCaulley will lead the Health division, which serves healthcare professionals and students with electronic, database, and print information products and services. With 2003 revenues of EUR663 million, the Health division includes traditional publishers of medical and drug reference tools and textbooks, such as Lippincott Williams & Wilkins and Facts & Comparisons; electronic information providers, such as Ovid Technologies, Medi-Span, Clin-eGuide, and SKOLAR; and pharmaceutical information provider Adis International.
Mr. McCaulley joins Wolters Kluwer from Medtronic, Inc., where he served as VP & General Manager for Medtronic's worldwide Diabetes Business Unit. In this role, he was responsible for a successful reorganization of this $600 million business unit, and for introducing major improvements to productivity, along with accelerating new product launches over the past three years. Previously, he successfully served in a series of progressive leadership roles with General Electric Medical Systems, serving most recently as President & CEO of GE Clinical Services.

"I am very pleased that Jeff will join us in this critical role. He has an excellent background in both management and innovation in the health industry and has a successful record in leading growth organizations," commented Nancy McKinstry, Chairman of the Executive Board. "The Health market is critical to our growth strategy, and Jeff will be a valuable member of the team that will focus on expanding our market position."

Mr. McCaulley replaces Hugh Yarrington, who has served as interim CEO of Wolters Kluwer Health since April 2004. Mr. Yarrington is also a member of the Wolters Kluwer Executive Board.

Mr. McCaulley holds a Bachelor of Science in Aerospace Engineering from the University of Cincinnati and a Masters in Business Administration from Vanderbilt University. He will commence on December 5, 2004, and will report to the Chairman of the Executive Board, Nancy McKinstry, and will be based in the company's Philadelphia office.

About Wolters Kluwer

Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2003) of EUR3.4 billion, employs approximately 18,750 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 20 60 70 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com

http://hugin.info/130682/R/968757/141441.pdf

From: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
To: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
Date: Thu, Nov 11, 2004 10:01 AM
Subject: Wolters Kluwer NV (NL) - Wolters Kluwer's GainsKeeper Selected by ...

Published: 16:00 11.11.2004 GMT+1 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer's GainsKeeper Selected by ShareBuilder to Deliver Automated Tax Services to Retail Customers

Tax lot accounting and portfolio management tools simplify life for investors

New York, Nov. 11, 2004 - Wolters Kluwer announced today that ShareBuilder® Securities Corporation, an online brokerage firm designed to make investing in the stock market easy and affordable, has selected GainsKeeper® automated tax lot accounting tools to help ShareBuilder's customers track and report their capital gains for year-end taxes. GainsKeeper (www.gainskeeper.com), a part of Wolters Kluwer's Corporate & Financial Division, is a leading line of automated tax-based financial tools and services to the investment community.

"At ShareBuilder, our small investor customers benefit from a low-cost, easy-to-use, and automatic investing solution for building long-term investment portfolios," Harold Zeitz, ShareBuilder's chief operating officer and chief marketing officer, said. "GainsKeeper automated tax lot accounting tools will help our customers maximize their after-tax returns and minimize time and energy needed to accurately fill out their tax forms."

The GainsKeeper system automatically calculates ShareBuilder customers' tax liabilities in their ShareBuilder accounts. It also alerts them to the impact of wash sales and other events, which can affect their taxes.

In addition, ShareBuilder customers can easily download historical transactions into the GainsKeeper system, where it automatically updates the cost basis of positions to reflect wash sales and corporate actions, such as mergers and splits, leading to accurate capital gains calculations.

"We look forward to working closely with ShareBuilder to provide their customers with our best-of-breed tax analysis tools," stated Cameron Routh, vice president of partner relations for the GainsKeeper line. "ShareBuilder customers can now effectively track and report their capital gains for year-end taxes as well as manage their portfolios for year-round tax efficiency."

About Wolters Kluwer Corporate & Financial Services
Wolters Kluwer's Corporate & Financial Services Division is a leading U.S. provider of representation, search and filing services to corporate legal departments and law firms, and compliance and operational tools, technology and services for financial services

organizations of all sizes. Major brands include Bankers Systems and CT Corporation. The Wolters Kluwer Corporate & Financial Services Division has annual revenues (2003) of EUR448 million.

Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2003) of EUR3.4 billion, employs approximately 18,750 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Peggy Wilson
Director of Corporate Marketing Communications
Wolters Kluwer Corporate & Financial Services Division
t + 1 800-397-2341, Extension 5260
peggy.wilson@bankerssystems.com

Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 6070 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com
www.gainskeeper.com

http://hugin.info/130682/R/968792/141448.pdf

From: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
To: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
Date: Wed, Nov 17, 2004 6:30 AM
Subject: Wolters Kluwer NV (NL) - WOLTERS KLUWER ANNOUNCES IMPROVED THIRD-Q ...

Published: 12:30 17.11.2004 GMT+1 /HUGIN /Source: Wolters Kluwer NV
/AEX: WLSN /ISIN: NL0000395887

WOLTERS KLUWER ANNOUNCES IMPROVED THIRD-QUARTER 2004 RESULTS

Amsterdam (November 17, 2004) - Wolters Kluwer, one of the world's leading publishers and providers of information products and services, announced today improved performance in the third-quarter 2004 compared with the second quarter results, as it continued to make progress on its three-year strategic plan.

Highlights of Wolters Kluwer's financial performance include:

* Third-quarter results showed continued improvement in operations in line with strategic plan
* Revenues EUR825 million, organic revenue growth up 1% for the quarter in constant currencies
* Third-quarter ordinary EBITA EUR143 million; EBITA margin 17%, reflecting increased investments in new product development, reinstatement of one-time cost savings from the prior year, and the positive effect of cost restructuring initiatives, all of which will accelerate during the fourth quarter
* Strong free cash flow EUR293 million for the first nine months, compared with EUR153 million for the same period in 2003
* Structural cost savings of EUR50 million for the first nine months were in line with plan

Nancy McKinstry, Chairman of the Executive Board, commented on the company's performance in the third-quarter: "Wolters Kluwer is making progress on our three-year strategic plan to deliver enhanced value to our shareholders. Our management team continues to make investments in products and market segments with clear growth opportunities, while achieving the benefits associated with our restructuring initiatives. These efforts have yielded results in line with our market outlook."

Key highlights that reflect the progress implementing the strategic plan include:

* Health continued to achieve organic growth driven by good performance in Pharma Solutions and in Medical Research
* Corporate & Financial Services demonstrated growth in on-demand corporate and UCC services and gains in representation and trademark services
* Tax, Accounting & Legal performance benefited from robust sales of the Prosystem fx software suite coupled with the positive impact of new products
* Legal, Tax & Regulatory Europe improved its performance compared to the first half-year, while restructuring efforts in the Netherlands, the United Kingdom, and Belgium progressed in line

with plan
* Education's revenues in the third-quarter 2004 reflect the positive effect of the curriculum changes in the Netherlands offset by weaker than expected market conditions in Sweden, Germany, and the United Kingdom.

Outlook Full-Year 2004 in Constant Currencies
The company reiterates the guidance set in its half-year financial results of ordinary EBITA margins of 14-16% and ordinary EPS of between EUR0.99 and EUR1.10. The company continues to expect strong free cash flow of at least EUR300 million and revenue growth guidance is maintained at 0-1%.

The full press release including tables can be downloaded from the following link:

http://hugin.info/130682/R/969450/141666.pdf

-----Original Message-----
From: Wolters Kluwer Corporate Communications [mailto:press@wolterskluwer.com]
Sent: maandag 22 november 2004 15:02
To: Wolters Kluwer Corporate Communications
Subject: Wolters Kluwer NV (NL) - Wolters Kluwer Health Partners with Cerne ...

<http://www.wolterskluwer.com> Wolters Kluwer NV

Published: 15:00 22.11.2004 GMT+1 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer Health Partners with Cerner to Enhance Decisions Support at Point-of-Care

Partnership creates a single source for medical, pharmacy and nursing content to help physicians improve patient outcomes and reduce medical errors

Philadelphia (November 22, 2004) - Wolters Kluwer Health (WKHealth), the industry-leading drug information provider, today announced that it has entered into an agreement with Cerner Corp. to enhance point-of-care decision support in Integrated Delivery Networks (IDNs) and hospitals. Drug and medical data from WKHealth's SKOLAR MD and Clin-eguide Order Sets will be integrated into the Cerner Millennium® clinical knowledge system, called Executable Knowledge®. This will enhance the medical, pharmacy and nursing information clinicians can access using Executable Knowledge to help improve patient outcomes and reduce medical errors. The combined solution from WKHealth and Cerner will be available beginning November 2004. WKHealth is a division of Wolters Kluwer, one of the world's leading publishers and providers of information products and services.

"We are extremely pleased to partner with Cerner, a healthcare IT industry leader, and look forward to the impact this relationship will have on future patient care," said Ken Killion, CEO of Wolters Kluwer Health's Clinical Tools business unit. "Our combined offering enhances decision support by providing practitioners with immediate access to the most relevant information needed to treat patients effectively."

SKOLAR MD, an Internet-based knowledge system, enables healthcare professionals to rapidly find answers to specific clinical questions through a single integrated search of textbooks, quick-answer guides, evidence-based medicine sources, pharmaceutical references, journals and patient education material. SKOLAR MD Critical Care, also available through this joint solution, focuses on a subset of high-quality information resources for clinicians practicing in critical care settings.

"We have heavily relied on Clin-eguide as our reference database for years," said Judy Murphy, Director of Applied Development in Information Services, Aurora Health Care. "This integrated solution will now allow us to access Clin-eguide at the point of care, improving physician workflow and the quality of patient care."

Additionally, this partnership will include the integration of Clin-eguide Order Sets, groups of orders

pertaining to specific topics or problems related to over 200 clinical conditions and supported by links to full Clin-eguide content. As a result, the decision support capabilities of Cerner's Executable Knowledge will be enhanced, providing clinicians with additional up-to-date clinical knowledge and best practice guidelines at the point-of-care.

"This relationship represents an exciting opportunity for Cerner to work with Wolters Kluwer Health, a widely renowned healthcare publisher, and to fulfill Cerner's goal of expanding its suite of Executable Knowledge," said Paul Gorup, Co-Founder and Senior Vice President, Cerner. "By creating a single source for all medical and drug information, physicians and nurses are equipped with the best available clinical knowledge to make better diagnoses and treatment recommendations."

For additional information regarding Wolters Kluwer Health medical content offered through Cerner, SKOLAR MD or Clin-eguide, contact Tony Straszewski at + 1-800-591-5690 or visit www.wkhealth.com.

About Wolters Kluwer Health
Wolters Kluwer Health (Philadelphia) is a leading provider of information for professionals and students in medicine, nursing, allied health, pharmacy and the pharmaceutical industry. Major brands include traditional publishers of medical and drug reference tools and textbooks, such as Lippincott Williams & Wilkins and Facts & Comparisons; electronic information providers, such as Ovid Technologies, Medi-Span and SKOLAR; and pharmaceutical information provider Adis International. Leveraging its broad array of industry-leading intellectual property, Wolters Kluwer Health is creating integrated drug and disease databases and point-of-care information tools for healthcare professionals. These tools aid disease management, medication error reduction, workflow improvement and more effective patient management. Wolters Kluwer Health has annual revenues (2003) of EUR663 million and is a division of Wolters Kluwer.

Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2003) of EUR3.4 billion, employs approximately 18,750 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Connie Hofmann
Director, Communications
Wolters Kluwer Health
t + 1 215 521 8511
chofmann@wkhealth.com

Caroline Wouters
Vice President, Corporate Communications
Wolters Kluwer nv
t + 31 (0)20 6070 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.wkhealth.com <http://www.wkhealth.com/>
www.wolterskluwer.com <http://www.wolterskluwer.com/>

PDF version <http://hugin.info/130682/R/969863/141827.pdf> of press release

---

CC: "Martha McGarry (E-mail)" <MMCGARRY@skadden.com>, "Thompson, Maarten" <mthompson@wolterskluwer.com>

-----Original Message-----
From: Wolters Kluwer Corporate Communications [mailto:press@wolterskluwer.com]
Sent: dinsdag 30 november 2004 11:01
To: Wolters Kluwer Corporate Communications
Subject: Wolters Kluwer NV (NL) - Wolters Kluwer at Online Information 2004

<http://www.wolterskluwer.com> Wolters Kluwer NV

Published: 11:00 30.11.2004 GMT+1 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer at Online Information 2004

The Professional's First Choice

London (November 30, 2004) - Wolters Kluwer, one of the world's leading publishers and providers of information products and services, is participating in Online Information 2004 & Content Management Europe 2004. This annual exhibition, primarily aimed at information (management) professionals, senior business decision makers and end-users, is where content and information management solutions converge. Held in London, the United Kingdom, at the Grand Hall Olympia from November 30 - December 2, Wolters Kluwer - The Professional's First Choice - will present scores of online products and expert industry speakers at its state-of-the-art Corporate Stand, located at stand numbers 306, 310 and 316.

Here, leading brands such as Ovid, Kluwer, CCH, Lamy, Nelson Thornes, Ipsoa, CT Corporation and Jura will be represented. Plasma screens, work stations and an in-booth theater will present and demonstrate online products such as Books@Ovid, eFacts, R & D Insight, SKOLAR MD, Tymetrix 360°, CCH Wall Street, Lamyline Reflex, Croner-i, Big Unico, CCH@Hand, China Law Express, ProSystem fx and Scientifica. These unique products display Wolters Kluwer's vision of being The Professional's First Choice, by providing information, tools, and solutions to help professionals make their most critical decisions effectively and improve their productivity.

In addition, expert representatives from Wolters Kluwer industry-leading companies will also speak on a number of highly topical subjects, such as:

* Why linking is not an exact science (Ovid Technologies)
* Delivering a community to those who need them most: society portals (Wolters Kluwer Health)

* "The pay-per-view experiment"- dispelling the myths and defining the opportunities (Ovid Technologies)

* Faster new product development using XML-based Enterprise Publishing (Croner CCH Group)

For more information or questions on Wolters Kluwer's presence at this event, please see www.wolterskluwer.com <http://www.wolterskluwer.com/> or send an email to info@wolterskluwer.com.

About Wolters Kluwer
Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2003) of EUR3.4 billion, employs approximately 18,750 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 60 70 459
press@wolterskluwer.com

Investor Relations
Oya Yavuz
Vice President, Investor Relations
t + 31 (0) 20 60 70 407
ir@wolterskluwer.com

PDF version <http://hugin.info/130682/R/970465/142008.pdf> of press release

---

CC: "Martha McGarry (E-mail)" <MMCGARRY@skadden.com>, "Dessing, George" <gdessing@wolterskluwer.com>

From: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
To: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
Date: Thu, Oct 14, 2004 10:00 AM
Subject: Wolters Kluwer NV (NL) - Wolters Kluwer to Offer Legislative Track ...

Published: 16:00 14.10.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer to Offer Legislative Tracking Service Through ComplianceHeadquarters.com

LegislativeEye solution to be powered by State Net,
a leader in legislative information gathering

ST. CLOUD, Minn. (October 14, 2004) - Wolters Kluwer Corporate & Financial Services announced today that its leading provider of compliance information, tools and technology, Bankers Systems, Inc., will offer financial organizations LegislativeEye(TM), a new comprehensive legislative tracking service. The LegislativeEye solution will be powered by State Net, an industry leader in legislative information gathering. Financial organizations will access LegislativeEye through ComplianceHeadquarters.com, Bankers Systems' web site dedicated to providing reliable, convenient, and understandable compliance information and solutions to the financial services industry.

LegislativeEye will quickly and conveniently gather legislation information and generate reports on a variety of banking-related topics. Using LegislativeEye will allow financial organizations to monitor legislation on the front end as bills are introduced and better plan for potential product and procedural changes. Users can search and access legislative information through LegislativeEye for all 50 states, the District of Columbia, and the United States government.

"Visitors to Bankers Systems' ComplianceHeadquarters.com web site told us they needed an easier and more efficient way to track legislative actions," V. Joel Meyer, vice president for Bankers Systems, said. "By accessing LegislativeEye through ComplianceHeadquarters.com, financial organizations will have access to the most up-to-date information concerning legislative actions with the click of a button. These organizations can reduce the amount of time and resources they invest in searching the progression of important bills, and they'll be getting the information through Bankers Systems, a provider trusted by financial organizations for more than 50 years."

About State Net
State Net delivers vital data, legislative intelligence, and in-depth reporting for people who care about the actions of government. Headquartered in Sacramento, CA, the company was created by legislative experts who invented a computerized tracking system that has evolved into the nation's leading source of legislative and regulatory information. State Net monitors every bill in the 50

states, the District of Columbia, Congress, and every state agency regulation. State Net's services are backed by a 30-year commitment to providing fast and accurate information to the government relations' community. For more information about State Net, visit www.statenet.com.

About Wolters Kluwer Corporate & Financial Services
Wolters Kluwer Corporate & Financial Services is a leading U.S. provider of representation, search and filing services to corporate legal departments and law firms, and compliance and operational tools, technology and services for financial services organizations of all sizes. Major brands include Bankers Systems and CT Corporation. Wolters Kluwer Corporate & Financial Services has annual revenues (2003) of EUR448 million and is a division of Wolters Kluwer.

Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2003) of EUR3.4 billion, employs approximately 18,750 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Peggy Wilson
Director of Corporate Marketing Communications
Wolters Kluwer Corporate & Financial Services Division
t + 1 800-397-2341, Extension 5260
peggy.wilson@bankerssystems.com

Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 6070 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com
www.bankerssystems.com

http://hugin.info/130682/R/964231/139647.pdf

From: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
To: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
Date: Mon, Oct 18, 2004 4:01 AM
Subject: Wolters Kluwer NV (NL) - Wolters Kluwer reaches collaboration for ...

Published: 10:00 18.10.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer reaches collaboration for Digital teaching materials via electronic teaching environment

Amsterdam (October 18, 2004) - Leading Dutch educational publisher Wolters-Noordhoff, part of Wolters Kluwer Education, has today announced a unique collaboration between Wolters-Noordhoff and Threeships N@Tschool!. With this partnership, digital teaching materials via electronic teaching environment are available on the Dutch educational market for the first time.

As a result of a unique collaboration between Wolters-Noordhoff and Threeships N@Tschool!, the over 40 Dutch Regional Training Centres (ROCs) with approximately 600.000 students, are now able to use digital teaching materials easily and efficiently. The schools have access to a variety of digital publications from Wolters-Noordhoff via the newly developed Wolters-Noordhoff Plaza portal. This makes Wolters-Noordhoff the first publishing house to make digital content available via a learning environment.

Bridging the gap between education and professional practice is becoming ever more important for the Bachelor of vocational education courses. Flexible customised programmes and competence-orientated learning form the starting point in this regard. The training centres can choose the form and organisation of teaching that best suits their didactic vision. Wolters-Noordhoff supports these processes with innovative educational resources such as Zorgplaza (www.zorgplaza.wolters.nl), Coflex (www.coflex.wolters.nl), Elobase (www.elobase.wolters.nl) and MensenwerkPlaza (www.mensenwerk.wolters.nl). Other digital publications by Wolters-Noordhoff will also be made available on the Wolters-Noordhoff Plaza from 2005.

Wolters-Noordhoff provides the training centres with easy access to digital content, and as a result of the collaboration with Three Ships, the Plaza Portal of Wolters-Noordhoff now has much more to offer. The training centres also have access to the full range of the Threeships N@Tschool! e-learning functionality, such as the digital portfolio. This means that in addition to having access to unique teaching materials, the training centres are also able to access all the functions they require in order to get up and running quickly.

Frans Grijzenhout, Publishing Director of Wolters-Noordhoff, comments "We chose Threeships N@Tschool! because the environment and the underlying technology were ideal for managing, arranging and distributing digital content. This environment is now used by a large number of training centres which consider educational reform to be of paramount importance and which were looking for a suitable platform."

Today's announcement follows on the recent news that Nelson Thornes (U.K.), part of Wolters Kluwer Education, offers innovative blended learning for a wide range of the curriculum and is enhancing support for teachers outside of the classroom by expanding the Continuing Professional Development (CPD) and training services.

About Wolters Kluwer Education
Wolters Kluwer Education is Europe's largest Education publisher, setting the standard in teaching and learning across the European educational world. Its brands are well established and are seen as a hallmark of quality and reliability. Many Europeans have been (and continue to be) educated using products from such Wolters Kluwer Education companies as Wolters-Noordhoff (the Netherlands), Liber (Sweden), Nelson Thornes (United Kingdom), Bildungsverlag EINS (Germany) and Wolters Plantyn (Belgium). Wolters Kluwer Education has annual revenues (2003) of EUR 302 million. Wolters Kluwer Education is a Division of Wolters Kluwer.

Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2003) of EUR3.4 billion, employs approximately 18,750 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Eric Razenberg
Wolters-Noordhoff
t + 31 (0)30 6383506
e.razenberg@wolters.nl

Caroline Wouters
Vice President, Corporate Communications
Wolters Kluwer nv
t + 31 (0)20 6070 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv
t + 31 (0)20 6070 407
ir@wolterskluwer.com
www.wolterskluwer.com, www.wolters.nl

About Threeship N@Tschool!
Three Ships enterprises was established in 1996 and currently has 40 employees. Since 2000, the company's focus has been on the Threeships N@Tschool! learning environment in the e-learning market for educational institutions, the government and business sectors. This has resulted in a rapidly expanding customer base, which has increased to over 40 customers in the past year.

Media:
Koert van Oosten
Three Ships enterprises
t + 31 (0)10 285 9966
pr@threeships.nl
www.threeships.nl

http://hugin.info/130682/R/964488/139731.pdf

From: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
To: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
Date: Tue, Oct 19, 2004 10:01 AM
Subject: Wolters Kluwer NV (NL) - Wolters Kluwer Acquires SIAN

Published: 16:00 19.10.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer Acquires SIAN

Riverwoods, Ill. (October 19, 2004) - Wolters Kluwer Tax, Accounting & Legal, a Division of Wolters Kluwer, and a leading provider of tax, accounting, legal and regulatory information for professionals, today announced the acquisition of SIAN(TM) document management system.

The acquisition of SIAN further expands the CCH Tax and Accounting award-winning suite of ProSystem fx Office productivity solutions for tax and accounting professionals. CCH Tax and Accounting, part of the Wolters Kluwer Tax, Accounting & Legal Division, is a leading provider of tax, audit and accounting information, software and services.

Purchased from Habif, Arogeti & Wynne, LLP, an accounting and business advisory firm based in Atlanta, Ga., SIAN uses Microsoft®.Net technology to provide a document management system designed specifically for CPA firms. CPA firms can realize significant gains in productivity and facilitate compliance with regulatory requirements by reducing their reliance on paper-based processes and moving to a document management solution that incorporates electronic processes and documents.

"CCH Tax and Accounting chose SIAN because it offers the most complete document management system designed specifically for the accounting market, extending our current suite of products to provide a firm-wide paperless solution," stated CCH Tax and Accounting CEO Kevin Robert.

"With the acquisition of this robust, market-proven solution, CCH Tax and Accounting further strengthens its position as the leading provider of integrated, customer-driven productivity solutions for tax and accounting professionals," Robert said. "The integration of SIAN into the ProSystem fx Office will support professionals' transition to a truly paperless work environment and ensure that they can comply confidently and efficiently with critical document retention requirements in the digital office environment of today's CPA firms."

About Wolters Kluwer Tax, Accounting & Legal
Wolters Kluwer Tax, Accounting & Legal is a leading provider of tax, fiscal, legal and regulatory information for professionals. Major brands include CCH Tax Compliance, CCH Publishing and Aspen Publishers. Wolters Kluwer Tax, Accounting & Legal has annual revenues (2003) of EUR652 million and is a Division of Wolters Kluwer.

Wolters Kluwer is a leading multinational publisher and information

services company. The company's core markets are spread across the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2003) of EUR3.4 billion, employs approximately 18,750 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Leslie Bonacum
Director, Corporate Communications
Wolters Kluwer Tax, Accounting & Legal
t + 1 847 267 7153
mediahelp@cch.com

Caroline Wouters
Vice President, Corporate Communications
Wolters Kluwer nv
t + 31 (0)20 6070 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com
www.tax.cchgroup.com

http://hugin.info/130682/R/964716/139822.pdf

From: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
To: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
Date: Thu, Oct 7, 2004 10:01 AM
Subject: Wolters Kluwer NV (NL) - Wolters Kluwer Health Announces Strategic ...

Published: 16:00 07.10.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer Health Announces Strategic Agreement with Epic

New Agreement Expands Partnership to Integrate Leading Medical Knowledge at the Point of Care

Philadelphia (October 7, 2004) - Wolters Kluwer Health has announced a strategic agreement to improve the quality of patient care by integrating the company's medical and drug information products with Epic System Corporation's (www.epicsystems.com) health information systems and clinical applications. This agreement substantially broadens and strengthens the longstanding relationship between the companies.

The Wolters Kluwer Health products that will be available to Epic customers include Medi-Span Knowledge Bases, which include databases for screening and reviewing drug-drug interactions, drug-lab conflicts, drug indications and adverse drug effects. Medi-Span Knowledge Bases will be integrated into the information systems used by clinicians in inpatient, ambulatory and operating room settings, along with pharmacy dispensing applications.

In addition, WKHealth's clinical decision support products will be available, including Clin-eguide and SkolarMD. Clin-eguide order sets feature standardized orders for a wide array of high-volume inpatient and outpatient clinical conditions, supported by links to the medical evidence. SkolarMD is an Internet-based medical knowledge solution that helps healthcare professionals find answers to clinical questions by rapidly searching multiple sources of highly regarded medical information, such as textbooks, journals, evidence-based guides and pharmaceutical references.

"In a time when there is an overwhelming amount of clinical knowledge available to healthcare professionals, we are pleased that by working with Epic we can give clinicians high-quality, organized and relevant information through the platform that they already know and trust," said Nancy Greengold, MD, vice president of clinical decision support for Wolters Kluwer Health. "By expanding our partnership, we are furthering our mission to bring evidence-based clinical knowledge and comprehensive healthcare information to the point of patient care."

About Wolters Kluwer Health
Wolters Kluwer Health (Philadelphia) is a leading provider of information for professionals and students in medicine, nursing, allied health, pharmacy and the pharmaceutical industry. Major brands include traditional publishers of medical and drug reference tools and textbooks, such as Lippincott Williams & Wilkins and Facts & Comparisons; electronic information providers, such as Ovid

Technologies, Medi-Span and SKOLAR; and pharmaceutical information provider Adis International. Leveraging its broad array of industry-leading intellectual property, Wolters Kluwer Health is creating integrated drug and disease databases and point-of-care information tools for healthcare professionals. These tools aid disease management, medication error reduction, workflow improvement and more effective patient management. Wolters Kluwer Health has annual revenues (2003) of EUR663 million and is a division of Wolters Kluwer.

Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2003) of EUR3.4 billion, employs approximately 18,750 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Connie Hofmann
Director, Communications
Wolters Kluwer Health
t + 1 215 521 8511
chofmann@wkhealth.com

Caroline Wouters
Vice President, Corporate Communications
Wolters Kluwer nv
t + 31 (0)20 6070 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.wkhealth.com
www.wolterskluwer.com

http://hugin.info/130682/R/963424/139337.pdf

6 October 2004 | CET 10:00

Wolters Kluwer Partners with Pharmaceutical Press to Offer the World-Renowned Martindale Drug Reference Text on Books@Ovid

Books@Ovid's Advanced Functionality Makes Leading Pharmaceutical Text Easily Accessible from Every User's Desktop

New York, NY (October 6, 2004) – Ovid Technologies, part of Wolters Kluwer Health, an internationally recognized leader of electronic medical, scientific, and social sciences information solutions, today announced that the world-renowned Martindale: the complete drug reference, will be accessible on the newly enhanced Books@Ovid platform beginning January 2005. Martindale is an evidence-based resource that covers the properties, actions and uses of drugs and medicines, with over 37,000 references and 130,000 preparations that link from the relevant drug monographs. It is the foremost drug reference used throughout the world among researchers, medical professionals, pharmacists, and clinical education instructors.

Users will be able to quickly and precisely search Martindale's encyclopedia of reliable, unbiased and evaluated information on drugs and medicines with Books@Ovid's advanced features including, linking from book references to the universe of full text and other subscriptions to which the users have access; searching and browsing using natural language search capability; relevance ranking; as well as back-of-the-book index browsing.

"The addition of such a world class clinical reference tool as Martindale greatly enhances the already extensive medical information resources that are available on our Books@Ovid platform," said Scott McFarland, Vice President, Content Product Management at Ovid. "Clinicians, researchers and students can now readily access one of the most highly regarded and comprehensive drug reference texts, while also being able to search across Ovid's industry-leading collection of medical books, journals and databases through our linking technology."

Charles Fry, Director of Publications at the Royal Pharmaceutical Society said, "The Pharmaceutical Press produces a wealth of high-quality pharmaceutical information in many different formats, both print and digital. They are relied on by pharmacists and other healthcare professionals as a source of unbiased and authoritative advice about all aspects of medicines and their use. The Press has always worked with trusted third parties to achieve effective dissemination and very much looks forward to working with such a globally respected information provider as Ovid to extend the community of users."

The Pharmaceutical Press, with offices in London and Chicago, is the publications division of the Royal Pharmaceutical Society of Great Britain that publishes books, journals and related electronic products on pharmacy, the pharmaceutical sciences and other related disciplines.

Books@Ovid—which includes the world's largest collection of core clinical texts—transforms research as the user links between chapters, topics and referenced web sites, and browses the tables of contents. Whether the user is seeking synoptic content or in-depth research on a topic, Books@Ovid delivers the most relevant and complete search results in an intuitive, user-friendly interface. Books@Ovid is now fully integrated with Journals@Ovid and Ovid bibliographic databases, thereby giving users access to search across the entire Ovid content repository and access to the full range of Ovid tools including ask-a-librarian and personal accounts, as well as Ovid's robust linking to full text journals, bibliographic records and external web resources.

About Pharmaceutical Press

The Pharmaceutical Press, with offices in London and Chicago, is the publications division of the Royal Pharmaceutical Society of Great Britain that publishes books, journals and related electronic products on pharmacy, the pharmaceutical sciences and other related disciplines. Healthcare professionals around the world value the publications. For further information on Martindale and other products or to place an order visit their website http://www.pharmpress.com/.

About Wolters Kluwer Health

Wolters Kluwer Health is a global leader in information for health and medical professionals. Major brands include Adis International, Clin-eguide, Facts & Comparisons, Lippincott Williams & Wilkins, Medi-Span, Ovid and Skolar MD. Wolters Kluwer Health has annual revenues (2003) of €663 million and employs approximately 2,100 people. Wolters Kluwer Health is a division of Wolters Kluwer.

Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2003) of €3.4 billion, employs approximately 18,750 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Connie Hofmann
Director, Communications
Wolters Kluwer Health
t + 1 215 521 8511
chofmann@wkhealth.com

Caroline Wouters
Vice President, Corporate Communications
Wolters Kluwer nv
t + 31 (0)20 6070 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.ovid.com
www.wkhealth.com
www.wolterskluwer.com

WoltersKluwer Health

Wolters Kluwer Health Partners with Cerner to Enhance Decisions Support at Point-of-Care

Partnership creates a single source for medical, pharmacy and nursing content to help physicians improve patient outcomes and reduce medical errors

Philadelphia (November 22, 2004) – Wolters Kluwer Health (WKHealth), the industry-leading drug information provider, today announced that it has entered into an agreement with Cerner Corp. to enhance point-of-care decision support in Integrated Delivery Networks (IDNs) and hospitals. Drug and medical data from WKHealth's SKOLAR MD and Clin-eguide Order Sets will be integrated into the *Cerner Millennium®* clinical knowledge system, called *Executable Knowledge®*. This will enhance the medical, pharmacy and nursing information clinicians can access using *Executable Knowledge* to help improve patient outcomes and reduce medical errors. The combined solution from WKHealth and Cerner will be available beginning November 2004. WKHealth is a division of Wolters Kluwer, one of the world's leading publishers and providers of information products and services.

"We are extremely pleased to partner with Cerner, a healthcare IT industry leader, and look forward to the impact this relationship will have on future patient care," said Ken Killion, CEO of Wolters Kluwer Health's Clinical Tools business unit. "Our combined offering enhances decision support by providing practitioners with immediate access to the most relevant information needed to treat patients effectively."

SKOLAR MD, an Internet-based knowledge system, enables healthcare professionals to rapidly find answers to specific clinical questions through a single integrated search of textbooks, quick-answer guides, evidence-based medicine sources, pharmaceutical references, journals and patient education material. SKOLAR MD Critical Care, also available through this joint solution, focuses on a subset of high-quality information resources for clinicians practicing in critical care settings.

"We have heavily relied on Clin-eguide as our reference database for years," said Judy Murphy, Director of Applied Development in Information Services, Aurora Health Care. "This integrated solution will now allow us to access Clin-eguide at the point of care, improving physician workflow and the quality of patient care."

Additionally, this partnership will include the integration of Clin-eguide Order Sets, groups of orders pertaining to specific topics or problems related to over 200 clinical conditions and supported by links to full Clin-eguide content. As a result, the decision support capabilities of Cerner's *Executable Knowledge* will be enhanced, providing clinicians with additional up-to-date clinical knowledge and best practice guidelines at the point-of-care.

"This relationship represents an exciting opportunity for Cerner to work with Wolters Kluwer Health, a widely renowned healthcare publisher, and to fulfill Cerner's goal of expanding its suite of *Executable Knowledge*," said Paul Gorup, Co-Founder and Senior Vice President, Cerner. "By creating a single source for all medical and drug information, physicians and nurses are equipped with the best available clinical knowledge to make better diagnoses and treatment recommendations."

For additional information regarding Wolters Kluwer Health medical content offered through Cerner, SKOLAR MD or Clin-eguide, contact Tony Straszewski at + 1-800-591-5690 or visit www.wkhealth.com.

About Wolters Kluwer Health

Wolters Kluwer Health (Philadelphia) is a leading provider of information for professionals and students in medicine, nursing, allied health, pharmacy and the pharmaceutical industry. Major brands include traditional publishers of medical and drug reference tools and textbooks, such as Lippincott Williams & Wilkins and Facts & Comparisons; electronic information providers, such as Ovid Technologies, Medi-Span and SKOLAR; and pharmaceutical information provider Adis International. Leveraging its broad array of industry-leading intellectual property, Wolters Kluwer Health is creating integrated drug and disease databases and point-of-care information tools for healthcare professionals. These tools aid disease management, medication error reduction, workflow improvement and more effective patient management. Wolters Kluwer Health has annual revenues (2003) of €663 million and is a division of Wolters Kluwer.

Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2003) of €3.4 billion, employs approximately 18,750 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Connie Hofmann
Director, Communications
Wolters Kluwer Health
t + 1 215 521 8511
chofmann@wkhealth.com

Caroline Wouters
Vice President, Corporate Communications
Wolters Kluwer nv
t + 31 (0)20 6070 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.wkhealth.com
www.wolterskluwer.com

From: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
To: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
Date: Thu, Sep 9, 2004 10:31 AM
Subject: Wolters Kluwer NV (NL) - Wolters Kluwer's New Books@Ovid Platform ...

Published: 16:30 09.09.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer's New Books@Ovid Platform Delivers a Superior E-Book User Experience

New Search, Browse Functionality; Workflow Integration Tool - a Virtual Reference on Every Researcher's Desktop

New York, NY (September 9, 2004) - Ovid Technologies, part of Wolters Kluwer Health, an internationally recognized leader of electronic medical, scientific, and social sciences information solutions, today announced major enhancements to its electronic books platform - Books@Ovid. Books@Ovid allows researchers, clinicians, students, and information managers to quickly and effectively find answers to important questions. The new intuitive search and browse features - such as natural language search capability, relevance ranking, and back-of-the-book index browsing - help to maximize research precision and speed, saving valuable time.

"Quick access to a trusted, comprehensive information resource is essential for researchers and professionals alike," said Gary Foster, President and CEO of Ovid. "Books@Ovid further advances and integrates research, enabling the user to instantly obtain only the most relevant book chapters, articles, and abstracts as well as reference links from a vast array of highly respected reference texts, journals and databases. Today, Books@Ovid content supports primary and specialty medicine, as well as nursing and pharmacy, and is positioned to support expanded titles and subjects to meet the diverse content needs of our customers," added Foster.

Books@Ovid - which includes the world's largest collection of core clinical texts - transforms research as the user links between chapters, topics and referenced web sites, and browses the tables of contents. Whether the user is seeking synoptic content or in-depth research on a topic, Books@Ovid delivers the most relevant and complete search results in an intuitive, user-friendly interface. Books@Ovid is now fully integrated with Journals@Ovid and Ovid bibliographic databases, thereby giving users access to search across the entire Ovid content repository and access to the full range of Ovid tools including ask-a-librarian and personal accounts, as well as Ovid's robust linking to full text journals, bibliographic records and external web resources.

In response to customer demand, Ovid now delivers a complete back-of-the-book index that provides links to the page where the indexed concept is described, thereby maximizing the accuracy and speed of retrieval. Other new navigation features include subject, as well as title browsing and a fully expandable table of contents. The Books@Ovid platform offers 100% searching capability, including many user-friendly search tools:

* Single repository searching of books with databases and journals
* Natural language searching to locate complex clinical concepts in a single step, ranked in relevance order
* *Heading and chapter titles searching*
* Plus, specialized index searching of access points such as caption and reference text

Ovid's customized development process for Books@Ovid ensures that the best features of both the print and electronic versions are *incorporated into every title, while leveraging the full potential of* Ovid's linking. Books@Ovid offers the most extensive, respected and specialized collection of clinical references and has over 6,400 users worldwide.

About Wolters Kluwer Health
Wolters Kluwer Health is a global leader in information for health and medical professionals. Major brands include Adis International, Clin-eguide, Facts & Comparisons, Lippincott Williams & Wilkins, Medi-Span, Ovid and Skolar MD. Wolters Kluwer Health has annual revenues (2003) of EUR663 *million and* employs approximately 2,350 people. Wolters Kluwer Health is a division of Wolters Kluwer.

Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2003) of EUR3.4 billion, employs approximately 18,750 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Connie Hofmann
Director, Communications
Wolters Kluwer Health
T + 1 215 521 8511
chofmann@wkhealth.com

Caroline Wouters
Vice President, Corporate Communications
Wolters Kluwer nv
t + 31 (0)20 6070 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.ovid.com
www.wkhealth.com
www.wolterskluwer.com

From: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
To: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
Date: Wed, Sep 15, 2004 4:00 AM
Subject: Wolters Kluwer NV (NL) - Wolters Kluwer and Sdu complete the merge ...

Published: 10:00 15.09.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV
/AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer and Sdu complete the merger of ten Hagen & Stam activities into Sdu Uitgevers

Amsterdam (September 15, 2004) - Wolters Kluwer, a leading multinational publisher and information services company, and Sdu, a provider of professional information services in the Netherlands and Germany, announce today the completion of the merger of the majority of trade publisher ten Hagen & Stam's activities into Sdu Uitgevers.

Wolters Kluwer and Sdu announced the agreement in principle in April this year. After detailing the transaction and receiving a positive recommendation from the representative bodies, as well as the required approval of the Dutch regulatory body, the merger was successfully completed today.

The ten Hagen & Stam's business activities no longer matched Wolters Kluwer's strategy. The agreement concerns the merger of the business activities Construction, ICT and part of the Industry units, with Cobouw, Automatisering Gids and NBD as some of its most well known brands. The integration also includes parts of the service units and staff services, bringing the total number of employees that will join Sdu Uitgevers to 294, with revenues for full year 2003 of approximately EUR 60 million.

The remaining ten Hagen & Stam activities will remain an independent part of Wolters Kluwer. This includes the publications Vraag & Aanbod, Automobiel Magazine and Schuttevaer, with a total of 93 employees.

In exchange for the ten Hagen & Stam activities, Wolters Kluwer received a minority share interest in Sdu Uitgevers and a non-disclosed cash amount. The share interest serves primarily as a means of financing the transaction, as well as supporting the future success of ten Hagen & Stam as part of Sdu Uitgevers.

"Our discussions with Sdu have been very effective and the result is a smooth and successful completion of the merger", states Boudewijn Beerkens, CFO and member of the Executive Board of Wolters Kluwer.

Bert Jongsma, Chairman of the Executive Board of Sdu, remarks, "I am very pleased with the transaction, and look forward to creating more growth for Sdu. Ten Hagen & Stam represents reinforcement for Sdu Uitgevers: both in terms of better positioning our publishing activities in the field of law and practice and the Academic Service ICT-list. In addition, the construction publishing units constitute a significant expansion for us."

Sdu's strategy is based on growth in its existing business and

adjacent professional and educational markets in the Netherlands and surrounding countries. Ten Hagen & Stam's activities offer Sdu Uitgevers the opportunity to expand its business in a number of fields, as well as enabling organic growth and synergy in product development, marketing and services.

About Wolters Kluwer
Wolters Kluwer is a leading multinational publisher and information services company. The Company's core markets are in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. As of 2003, Wolters Kluwer has annual revenues of EUR 3.4 billion, employs approximately 18,750 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Caroline Wouters
Vice President, Corporate Communications
Wolters Kluwer nv
t + 31 (0)20 6070 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com
www.tenhagenstam.nl

About Sdu
Sdu is a provider of various information services. Releasing, facilitating and securing (digital) information are central to these services. Sdu Uitgevers bv is a subsidiary of Sdu and publishes primarily government and legal information for professionals. Besides joint ventures with Sdu Fiscale en Financiële Uitgevers and VNG Uitgeverij, Sdu includes Academic Service and Uitgeverij Nieuwezijds, as well as a cooperation with juris, the main provider of legal information online in Germany. Sdu offers identification services, such as Dutch passports, via Sdu Identification. Annual revenues in 2003 were approximately EUR 150 million. The company has around 800 employees.

Media
Sam van Oostrom
Director Sdu Uitgevers
t +31 (0)70 3789 250
s.v.oostrom@sdu.nl

www.sdu.nl

http://hugin.info/130682/R/960659/138445.pdf

From: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
To: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
Date: Thu, Sep 23, 2004 7:01 AM
Subject: Wolters Kluwer NV (NL) - Wolters Kluwer Redefines Publishing in th ...

Published: 13:00 23.09.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer Redefines Publishing in the Classroom of the Future

Amsterdam (September 23, 2004) - Leading UK educational publisher Nelson Thornes, part of Wolters Kluwer Education, has today unveiled an exciting and ambitious new publishing program of teaching and learning resources aimed at transforming learning.

Nelson Thornes Managing Director Fred Grainger announced a wide range of resources aimed at redefining the role Nelson Thornes will play in the classroom of the future. Nelson Thornes has an enviable reputation for the highest quality content and curriculum-relevant books. These will continue to play a central role but they will be supported by a blend of cutting edge electronic resources that teachers can easily incorporate into lessons.

Mr. Grainger said, "We have listened carefully to our customers and are responding to their needs by providing a wide variety of truly blended and creative resources. Blended to us means fully integrating print based materials with electronic resources to provide a launch pad for wider learning opportunities that motivate students and enrich lessons. It is essential to us that our customers feel totally supported and confident when they use ICT in their classrooms. Our electronic resources will dovetail seamlessly with our textbook publishing to facilitate a wide variety of teaching and learning styles. Nelson Thornes is about making good teachers great by helping to make a subject real, relevant, vibrant and fun."

The cutting edge science lesson resources, Scientifica, Scientifica Powerpack, WebSelect, and the Scientifica: Test and Assessment engine, blend together seamlessly so teachers can select how to introduce and apply them to create an integrated and motivational learning experience in their classrooms.

Over the coming months Nelson Thornes plans to provide a similar range of resources across wide areas of the curriculum including Mathematics, Modern Foreign Languages and Geography.

Today's announcement follows on the recent news that Nelson Thornes is also enhancing support for teachers outside of the classroom by expanding the Continuing Professional Development (CPD) and training services they provide. The recent acquisition of BEAM Education, one of the UK's leading mathematical resource publishers and training providers, and the development of online CPD courses with videoconferencing sessions provided by Moorhouse Black, will reinforce Nelson Thornes aim to fully support teachers throughout their careers.

About Wolters Kluwer Education

Wolters Kluwer Education is Europe's largest Education publisher, setting the standard in teaching and learning across the European educational world. Its brands are well established and are seen as a hallmark of quality and reliability. Many Europeans have been (and continue to be) educated using products from such Wolters Kluwer Education companies as Wolters-Noordhoff (the Netherlands), Liber (Sweden), Nelson Thornes (United Kingdom), Bildungsverlag EINS (Germany) and Wolters Plantyn (Belgium). Wolters Kluwer Education has annual revenues (2003) of EUR 302 million. Wolters Kluwer Education is a Division of Wolters Kluwer.

Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2003) of EUR3.4 billion, employs approximately 18,750 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Claire Martin
Public Relations Manager
Nelson Thornes
t +44 1242 267138
cmartin@nelsonthornes.com

Caroline Wouters
Vice President, Corporate Communications
Wolters Kluwer nv
t + 31 (0)20 6070 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com
www.nelsonthornes.com

http://hugin.info/130682/R/961712/138838.pdf

From: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
To: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
Date: Fri, Aug 6, 2004 8:01 AM
Subject: Wolters Kluwer NV (NL) - Wolters Kluwer Health and Allscripts Sign ...

Published: 14:00 06.08.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV
/AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer Health and Allscripts Sign e-Prescribing and Content Distribution Agreement

Philadelphia, PA (August 6, 2004) - Wolters Kluwer Health, a Division of Wolters Kluwer and a leading provider of information for healthcare professionals, and Allscripts Healthcare Solutions, the leading provider of clinical software, connectivity and information solutions that physicians use to improve healthcare, have announced a significant partnership to bring electronic prescribing software with improved medical content to thousands of physicians.

Wolters Kluwer's Health Division will license and sponsor subscriptions to the .NET version of TouchScript® from Allscripts Healthcare Solutions (Allscripts), further increasing the distribution of the e-prescribing software in the marketplace. The partnership encourages the adoption of IT tools at the point of care to improve patient safety and highlights the importance of high-quality medical knowledge in clinical technology solutions.

While Allscripts software already incorporates content from Wolters Kluwer Health's Medi-Span products, Wolters Kluwer Health and Allscripts will work together to develop the next generation of healthcare IT tools with improved access to rich clinical content at the point of care. Providers will gain access to a powerful set of reference materials, tools, and evidence-based guidelines specific to the context of their patient encounter. Physicians will be able to review the most relevant information from various Wolters Kluwer Health product lines, including Clin-eguide, SKOLAR, Facts & Comparisons, and Medi-Span, delivered electronically through Allscripts solutions. Content will be specific to the therapy decision at hand and delivered at the precise moment it is needed.

"Wolters Kluwer Health's extensive content further increases Allscripts' value proposition to healthcare professionals at the point of care," said Glen Tullman, Chief Executive Officer of Allscripts Healthcare Solutions. "With the overwhelming amount of clinical knowledge available, it is no longer good enough to simply offer data to physicians. Healthcare professionals want only the most relevant information delivered through trusted solutions."

According to Jon Seymour, Executive Vice President and Chief Medical Officer of Wolters Kluwer Health, "Given the increasing utilization of clinical tools like e-prescribing and electronic medical records (EMRs) by physicians, the ability to integrate our content with these systems is critical to improving patient safety. Allscripts Healthcare Solutions has clearly established itself as a leader in both of these markets, so this partnership is vital to our goal of placing our content in the workflow of the physician."

The innovative TouchScript.NET e-prescribing solution from Allscripts is designed specifically for physicians practicing independently or in small group settings. The solution is a result of a one-year collaborative development between Allscripts and Microsoft Corporation. Based on Microsoft's .NET technology, the new application, usable in an on-line or off-line mode, will be easily downloadable. Physicians will now be able to implement e-prescribing in their practices cost-effectively in a matter of minutes on a variety of computing platforms from traditional desktop PCs to the latest mobile Tablet PCs and Pocket PCs. TouchScript is designed as the first module of a complete electronic medical record companion to Microsoft Office 2003, with additional modules scheduled for release later this year. Familiarity with Microsoft Office combined with Allscripts' powerful clinical modules and Wolters Kluwer Health's high quality knowledge will accelerate physician use of technology in the care process.

About Allscripts Healthcare Solutions

Allscripts Healthcare Solutions is the leading provider of clinical software, connectivity and information solutions that physicians use to improve healthcare. The Company's TouchWorks(TM) software is a modular Electronic Medical Record (EMR) that enhances physician productivity by automating the most common physician activities including prescribing, dictating, capturing charges, ordering labs and viewing results, providing patient education, and documenting clinical encounters. TouchWorks is available on the latest Tablet PCs, wireless handheld devices, desktop workstations, and over the Internet. Allscripts also offers electronic document imaging and scanning solutions through its Advanced Imaging Concepts subsidiary. Additionally, Allscripts provides healthcare product education and market research programs for physicians through its Physicians Interactive(TM) unit and medication fulfillment services through its Allscripts Direct(TM) unit. Visit Allscripts on the Web at www.allscripts.com.

About Wolters Kluwer Health

Wolters Kluwer Health (WKHealth) is a leading provider of information for professionals and students in medicine, nursing, allied health, pharmacy and the pharmaceutical industry. Major brands include traditional publishers of medical and drug reference tools, periodicals and textbooks, such as Lippincott Williams & Wilkins and Facts & Comparisons; online information providers, such as Ovid Technologies and Medi-Span; and pharmaceutical information provider Adis International. WKHealth is a Division of Wolters Kluwer. As of 2003, Wolters Kluwer has annual revenues of EUR 3.4 billion, employs approximately 19,500 people worldwide, and maintains operations across Europe, North America and Asia Pacific. Visit Wolters Kluwer at www.wolterskluwer.com.

Contact
Connie Hofmann
+1 215-521-8511
chofmann@wkhealth.com

http://hugin.info/130682/R/954883/136376.pdf

From: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
To: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
Date: Tue, Aug 3, 2004 8:00 AM
Subject: Wolters Kluwer NV (NL) - Wolters Kluwer Announces Acquisition of B ...

Published: 14:00 03.08.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV
/AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer Announces Acquisition of BEAM Education

Amsterdam (August 3, 2004) - Wolters Kluwer Education, a division of Wolters Kluwer nv, today announced that it has acquired BEAM Education, one of the UK's leading mathematical resource publishers and training providers.

Nelson Thornes' acquisition of BEAM forms part of its long-term strategic plan to enhance its reputation as an innovative and creative solutions provider across all areas of learning, and including continued professional development. BEAM's product portfolio is also part of Nelson Thornes' strategy to offer more e-learning solutions to the Education sector.

London-based BEAM Education is a specialist mathematics education publisher of materials covering teaching and learning needs from the age of 3 to 14. They include more than 80 publications, as well as a comprehensive range of games and equipment. BEAMs services include consultancy, courses and in-service training. BEAM is an acknowledged expert in the field of mathematics education. BEAM have been actively involved in mathematics education since 1987 and now supply resources, training and consultancy both in the UK and internationally. They have a well-earned reputation for publishing reliable and authoritative resources, and work closely with schools, LEAs, universities, and other experts in the field to accomplish their mission of making the teaching and learning of mathematics interesting, challenging and enjoyable. BEAM will form part of Wolters Kluwer Education's subsidiary, Nelson Thornes Ltd., based in Cheltenham, England.

Fred Grainger, Managing Director of Nelson Thornes said: "I'm delighted that, with the addition of BEAM to our growing portfolio, we will continue to strengthen our position in primary school mathematics publishing. This builds on our established base as market leader in secondary education. This acquisition also forms part of our wider strategy to transform education by providing teachers with a total blended learning solution. We will continue to publish traditional resources of the highest quality in our core areas, but in addition, we will offer teachers support in all areas of teaching and learning including training and continued professional development. We will achieve this via an ongoing program of both internal organic growth and a series of partnerships and acquisitions."

Commenting on the acquisition, Sheila Ebbutt, Managing Director of BEAM said:
"Over the years we have established an enviable team of authors, trainers and consultants, all experts in the field of mathematics

education. With this team - and with the resources and expertise of Nelson Thornes behind us - we can continue to offer the best possible mathematics education services to primary teachers and Foundation Stage practitioners across the country. Building on our strong and popular backlist, we have many highly innovative and creative products to publish over the coming years."

Notes to editors:

About Wolters Kluwer Education
Wolters Kluwer is Europe's largest Education publisher, setting the standard in teaching and learning across the European educational world. Its brands are well established and are seen as a hallmark of quality and reliability. Many Europeans have been (and continue to be) educated products from such Wolters Kluwer Education companies as Wolters-Noordhoff (the Netherlands), Liber (Sweden), Nelson Thornes (United Kingdom), Bildungsverlag EINS (Germany) and Wolters Plantyn (Belgium). Wolters Kluwer Education has annual revenues (2003) of EUR 302 million, and employs nearly 1,500 people. Wolters Kluwer Education is part of Wolters Kluwer, a leading multinational publisher and information services company. As of 2003, Wolters Kluwer has annual revenues of EUR 3.4 billion, employs approximately 19,500 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

For press enquiries:
Suzanne van Gemert
Corporate Communications Manager
Wolters Kluwer Education
Email: sgemert@wolterskluwer.com
Tel: +31 20 6070 338

http://hugin.info/130682/R/954368/136130.pdf

From: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
To: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
Date: Tue, Aug 10, 2004 6:31 AM
Subject: Wolters Kluwer NV (NL) - Wolters Kluwer Half-Year 2004 Results Out ...

Published: 12:30 10.08.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV
/AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer Half-Year 2004 Results Outlook Improved, Dividend Maintained

Amsterdam (August 10, 2004) - Wolters Kluwer, a leading multinational publisher and information services company, today announced improved performance for the first six months ended June 30, 2004, and raised expectations for the full year.

Financial performance highlights for the six months ended June 30, 2004, include:

* Half-year results ahead of expectations and full-year outlook upgraded
* Revenues EUR1,603 mln, organic revenues up 1% (including product pruning of EUR15 mln)
* Ordinary EBITA EUR263 mln, 5% up in constant currencies; EBITA margin 16%
* Strong free cash flow EUR182 mln, compared with EUR74 mln (HY 2003)
* Structural cost savings of EUR30 mln ahead of schedule, representing 75% of annual target; target increased to EUR60 mln for full-year; FTE reduction target for full year largely achieved
* Product development spending significantly above 2003 level, at 40% of full-year target
* Proposal to maintain full-year 2004 dividend at 55 euro cents per share; going forward, proposal to change dividend policy from 1/3 payout of ordinary net income, to maintain a full-year dividend of EUR0.55 as long as there is a minimum dividend cover of 1.5.

Nancy McKinstry, Chairman of the Executive Board, commented: "We continue to be encouraged with the progress we are making. We remain focused on investing in those businesses best positioned for long-term, sustainable growth, while pruning product lines as appropriate. Reflecting our confidence in the strength of our business and in our growth prospects, we are proposing to maintain our full-year dividend at 55 euro cents per share. While there is a lot of work still to be done, these half year results put us well on track to achieve the goals set out in our three-year strategy."

During the first half year, the company continued to make progress implementing the strategic plan.

* Wolters Kluwer's Health operations performed strongly, supported by the continued roll-out of new products
* Corporate & Financial Services grew revenues by 10%, supported by

new products, expansion into adjacent markets, and the positive effect of a stronger U.S. economy

* Tax & Accounting expanded its number one market position, reflecting strong sales of new software products and integrated content libraries
* In Europe, Wolters Kluwer's operations in Italy, Spain, and Central Europe showed strong revenue performance driven by new online and software products. These results were tempered by the continued restructuring and pruning efforts in the Netherlands, Belgium, and the UK
* New product launches in the Education division reinforced its leadership positions in Europe. The division made good progress with its e-learning and blended learning solutions

Outlook Full-Year 2004

We raise our full-year outlook to reflect the clear improvements in underlying operations. We now expect ordinary EBITA margins of 14-16% (previously 14-15%), and ordinary EPS of between EUR0.99 and EUR1.10 (EUR0.99), all at constant currencies. We anticipate strong free cash flow of at least EUR300 million (EUR150-200 mln). Our expectation for revenue growth is maintained at 0-1%.

The full press release including tables can be downloaded from the following link:

http://hugin.info/130682/R/955146/136491.pdf

From: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
To: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
Date: Mon, Aug 16, 2004 8:01 AM
Subject: Wolters Kluwer NV (NL) - WOLTERS KLUWER SELLS KNOWLEDGEPOINT TO RE ...

Published: 14:00 16.08.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV
/AEX: WLSN /ISIN: NL0000395887

WOLTERS KLUWER SELLS KNOWLEDGEPOINT TO RECRUITMAX

Amsterdam (August 16, 2004) - Wolters Kluwer Tax, Accounting & Legal, a division of Wolters Kluwer, and a leading provider of tax, fiscal, legal and regulatory information for professionals, today announced the sale of KnowledgePoint, a provider of human resources management services and software to Recruitmax. Terms of the deal were not disclosed.

Founded in 1996, Recruitmax's award-winning enterprise workforce management software and services enable companies to attract, hire, retain and manage their workforces more efficiently.

"The sale of KnowledgePoint to Recruitmax will allow Wolters Kluwer to focus full time on its core strategy of leveraging CCH and Aspen Publishers' expert content to deliver specialty, compliance-oriented research information to human resources, healthcare, securities, pension, legal and business professionals," said Robert Becker, President and CEO of Legal. "At the same time, it aligns KnowledgePoint with a similar organization, one dedicated to providing a world-class offering of software products and services focused on managing the entire employee lifecycle."

About Recruitmax
Recruitmax (www.recruitmax.com) is all about the people. An award-winning global provider of workforce management solutions, Recruitmax provides software and services, which allow companies to attract, hire, retain and manage their workforces more efficiently. With its U.S. headquarters in Ponte Vedra Beach, FL., and European headquarters in Chiswick, U.K., Recruitmax provides solutions that are used at more than 500 organizations, ranging from small recruiting firms to multinational Fortune 100 companies.

About Wolters Kluwer Tax, Accounting & Legal
Wolters Kluwer Tax, Accounting & Legal is a leading provider of tax, fiscal, legal and regulatory information for professionals. Major brands include CCH Tax Compliance, CCH Publishing and Aspen Publishers. Wolters Kluwer Tax, Accounting & Legal is a division of Wolters Kluwer, a leading multinational publisher and information services company.
Wolters Kluwer has annual revenues (2003) of EUR 3.4 billion, employs approximately 18,750 people worldwide. Its depositary receipts are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Leslie Bonacum, Director, Corporate Communications
Wolters Kluwer Tax, Accounting & Legal

t + 1 847 267 7153
press@wolterskluwer.com
www.wolterskluwer.com

http://hugin.info/130682/R/956296/136929.pdf

From: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
To: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
Date: Fri, Aug 27, 2004 9:15 AM
Subject: Wolters Kluwer NV (NL) - Wolters Kluwer appoints Dave Lampert as S ...

Published: 15:15 27.08.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer appoints Dave Lampert as Senior Vice President of Business Development

Amsterdam (August 27, 2004) - Wolters Kluwer, a leading multinational publisher and information services company, today announced the appointment of Dave Lampert to the new position of Senior Vice President of Business Development.

In his new role and as a member of the Wolters Kluwer Corporate senior management team, Mr. Lampert will identify and investigate cross-divisional business opportunities for Wolters Kluwer, focusing on leveraging existing products and business models and acting as a thought leader in Wolters Kluwer's continued on-line transformation.

Since joining Wolters Kluwer in 1993 as Product Manager for CCH and Legal Information Services, Dave Lampert has held senior positions in product development and general management with CCH Trademark Research Corporation and CCH Corsearch. Most recently, he was Executive Vice President of Business Development for Wolters Kluwer's Corporate & Financial Services division. In this role, he was responsible for launching the Corsearch Advantage 1.0 product. This product offering set a new standard for product automation in the trademark industry with an impressive adoption rate and high levels of customer satisfaction.

"I am very pleased that Dave will join us in this new role. He has an excellent background in both management and innovation in the media industry, and a proven understanding of how our products and services can meet the needs of customers to improve their businesses. Investment in business development is one of the key elements in our three-year strategy", commented Nancy McKinstry, Chairman of the Executive Board. "Dave will be a valuable new member of our senior management team and a strong contributor to meeting our objectives to increase top-line growth."

Mr. Lampert holds a Bachelor of Arts degree from Dartmouth College and a Masters degree from the Kellogg Graduate School of Management at Northwestern University. He will report to the Chairman of the Executive Board, Nancy McKinstry, and will be based at the company's headquarters in Amsterdam.

About Wolters Kluwer
Wolters Kluwer (Euronext Amsterdam: WKL) is a leading multinational publisher and information services company. The Company's core markets are in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. As of 2003, Wolters Kluwer has annual revenues of EUR 3.4 billion, employs approximately 19,500 people worldwide, and maintains operations

across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 20 60 70 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com

http://hugin.info/130682/R/958643/137743.pdf

From: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
To: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
Date: Wed, Sep 1, 2004 10:01 AM
Subject: Wolters Kluwer NV (NL) - WOLTERS KLUWER's CCH INSURANCE SERVICES E ...

Published: 16:00 01.09.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV
/AEX: WLSN /ISIN: NL0000395887

WOLTERS KLUWER's CCH INSURANCE SERVICES ENHANCES AUTHENTICWEB WORKFLOW COMPLIANCE TOOL

New Matrix Introduced for Individual Life, Annuities, and Long-Term Care

New York, N.Y. (September 1, 2004) - Wolters Kluwer Corporate & Financial Services, a division of Wolters Kluwer and a leading provider of compliance resource solutions for financial organizations and their legal counsel, has introduced a new module to its AuthenticWeb(TM) workflow tool for insurance compliance professionals. The new AuthenticWeb Matrix covers Buyer's Guide requirements for Life, Annuities, and Long-Term Care products.

AuthenticWeb is a desktop tool consisting of over 30 different modules designed to help companies proactively establish regulatory compliant workflow processes and reduce potential financial exposure triggered by noncompliance. The AuthenticWeb Matrix modules, easy-to-use 50-state charts on a specific compliance issue, can be used both as desktop reference tools and for populating "rules" into in-house automation systems. They also can link with Wolters Kluwer's NILS INSource to provide easy access to cited regulation text.

The newest AuthenticWeb for Life, Annuities and Long-Term Care allows insurers to quickly access critical regulatory information, including when a Buyer's Guide must be provided to an applicant or insured individual, the impact of free-look language on requirements, state-specific variations, and whether the most recent version of the NAIC Model Guide is acceptable.

"AuthenticWeb is a good example of how we are developing and extending integrated web-based tools to help customers improve productivity and lower costs," said Bob White, CEO of Wolters Kluwer Financial Services. "For insurance professionals, this type of tool can significantly reduce the amount of time staff spends researching requirements affecting daily operations."

About CCH INSURANCE SERVICES
CCH INSURANCE SERVICES, part of the Wolters Kluwer Corporate & Financial Services division, is the leading provider of insurance-focused compliance tools, research, analysis, and forms. With more than 140 years of insurance regulatory experience, CCH INSURANCE SERVICES offers some of the industry's most highly respected brands - NILS INSource, ComplianceWare, Uniform AuthenticForms and AuthenticWeb.

About Wolters Kluwer Corporate & Financial Services

Wolters Kluwer Corporate & Financial Services is a leading United States provider of compliance resource solutions for financial organizations and their legal counsel. Major brands include Bankers Systems Inc. and CT Corporation. Wolters Kluwer Corporate & Financial Services is a division of Wolters Kluwer.

Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2003) of EUR3.4 billion, employs approximately 18,750 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Peggy Wilson
Director of Corporate Marketing Communications
Wolters Kluwer Corporate & Financial Services Division
t + 1 800-397-2341, Extension 5260
peggy.wilson@bankerssystems.com

Caroline Wouters
Vice President, Corporate Communications
Wolters Kluwer nv
t + 31 (0)20 6070 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.bankerssystems.com
www.wolterskluwer.com

http://hugin.info/130682/R/959321/137958.pdf

From: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
To: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
Date: Wed, Sep 8, 2004 10:01 AM
Subject: Wolters Kluwer NV (NL) - Wolters Kluwer Corporate & Financial Serv ...

Published: 16:00 08.09.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer Corporate & Financial Services Enhances Online Compliance Service for Mortgage Industry

New York (September 8, 2004) - Wolters Kluwer Corporate & Financial Services, a division of Wolters Kluwer and a leading provider of compliance tools, technology and services for financial organizations, announced that Bankers Systems, Inc. has further enhanced its StateLink solution, an online compliance tool for the mortgage industry. The new StateLink tool, a part of Bankers Systems' VMP Mortgage Solutions line, provides lenders valuable information concerning regulatory changes that impact closed-end second mortgages.

"Our mortgage solutions are relied on by more than 15,000 mortgage lenders across the U.S. With compliance requirements increasing at all levels of the banking and financial services industry, our continued investment in products like StateLink is an example of how we are expanding our product suite of integrated compliance tools to meet the needs of specific customer segments," said Bob White, CEO of the Wolters Kluwer Financial Services unit.

The StateLink service is relied on by professionals throughout the mortgage lending industry. Subscribers have immediate access to information concerning state licensing, escrow payment responsibilities, recording requirements, assignments, fees, foreclosures, Security Instruments, disclosure notice information, record retention, and predatory lending.

About Wolters Kluwer Corporate & Financial Services
Wolters Kluwer Corporate & Financial Services is a leading United States provider of representation, search and filing services to corporate legal departments and law firms, and compliance and operational tools, technology and services for financial services organizations of all sizes. Major brands include Bankers Systems and CT Corporation. Wolters Kluwer Corporate & Financial Services has annual revenues (2003) of EUR448 million and is a division of Wolters Kluwer.

Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2003) of EUR3.4 billion, employs approximately 18,750 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Peggy Wilson
Director of Corporate Marketing Communications
Bankers Systems, Inc.
t + 1 800-397-2341, Extension 5260
peggy.wilson@bankerssystems.com

Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 6070 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com
www.bankerssystems.com

http://hugin.info/130682/R/960080/138239.pdf

From: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
To: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
Date: Tue, Sep 7, 2004 5:00 AM
Subject: Wolters Kluwer NV (NL) - Wolters Kluwer Achieves Associate Consult ...

Published: 11:00 07.09.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV
/AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer Achieves Associate Consultancy Status with British Standards Institution

Amsterdam (September 7, 2004) - Wolters Kluwer Legal, Tax & Regulatory Europe today announced the achievement of Associate Consultancy status for its UK company, Croner Consulting, with the British Standards Institution (BSI). Croner Consulting is one of the first sole partners to hold this prestigious status in the BSI Management Systems Division.

"This represents a great achievement for us", commented Chris Mellor, CEO of Wolters Kluwer UK. "Not only is it recognition of Croner Consulting's outstanding success in becoming the best in its field in just over 25 years, but achieving Associate Consultancy status with BSI provides a wealth of opportunities to further build upon our tradition of dedicated and superior service."

Established in 1977, Croner Consulting is the United Kingdom's most experienced provider of in-depth advice and practical support in the high-risk areas of employment, health & safety and taxation. Over 10,000 businesses in the UK rely daily on Croner Consulting to guide them through new legislation, leaving them free to focus on their core businesses.

BSI Management Systems provides organizations with independent third party certification of their management systems in areas such as Quality, Occupational Health & Safety (OHS) and Information Security. These systems help organizations improve their business efficiency and reduce their risk. The awarding of Associate Consultancy status reflects the importance both BSI and Croner Consulting place on their strategic partnership, which supports client needs for OHS and Employment Management Systems.

Croner Consulting will participate in a number of BSI communications events scheduled for 2005, providing the opportunity to promote its services to BSI clients, who will be updated on OHS and employment issues. Additionally, Croner Consulting and BSI will review other areas where joint communications and promotions will add value.

About Wolters Kluwer Legal, Tax & Regulatory Europe
Wolters Kluwer Legal, Tax & Regulatory Europe focuses on the growth potential of six customer segments: legal; fiscal/financial; human resources; public & government administration; health, safety & environment (HSE); and transport. With a well-established presence in over 15 countries, Wolters Kluwer Legal, Tax & Regulatory Europe has annual revenues (2003) of EUR1.365 billion and employs approximately 8,000 people.

Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2003) of EUR3.4 billion, employs approximately 18,750 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Melanie Moore
Campaign Manager
Croner Consulting
t + 44 (0)1455 897 155
melanie.moore@cronerconsulting.co.uk

Caroline Wouters
Vice President, Corporate Communications
Wolters Kluwer nv
t + 31 (0)20 6070 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com
www.croner.co.uk
www.bsi-global.com

http://hugin.info/130682/R/959884/138188.pdf

From: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
To: "Wolters Kluwer Corporate Communications" <press@wolterskluwer.com>
Date: Thu, Sep 23, 2004 10:30 AM
Subject: Wolters Kluwer NV (NL) - Wolters Kluwer Survey Says Compliance Rem ...

Published: 16:30 23.09.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer Survey Says Compliance Remains a Top Concern for U.S. Credit Unions

Most Significant Compliances Issues Include the Ever-Changing Regulatory Environment

ST. CLOUD, Minn. (September 23, 2004) - Wolters Kluwer Corporate & Financial Services, part of Wolters Kluwer, released the results of its latest survey identifying the most pressing business and compliance issues for credit unions across the United States. Nearly 300 presidents, managers and loan officers from credit unions with $10 million - $500 million in assets responded.

As part of its ongoing strategy to get closer to its customers, Wolters Kluwer encourages its operating companies to perform such surveys and maintain regular dialogue with professionals to gain insight into customers' information and business needs. Wolters Kluwer serves approximately one in three of the nearly 9,400 credit unions in the United States through its financial services business, which includes Bankers Systems, Inc.

The rapidly and constantly changing regulatory environment was identified as the most significant compliance issue by 29 percent of these credit unions. The next most significant compliance issues identified were the Check 21 Act, at 16 percent and the USA PATRIOT Act at 15 percent. The Check 21 Act authorizes institutions to substitute electronic images for physical checks to facilitate check clearing while the USA PATRIOT Act requires institutions to perform additional customer identification and anti-money laundering measures.

The survey's findings also revealed that reduced margins, lower interest rates, and profitability concerns were the most pressing "business" issues for credit unions who responded to the survey, with 26 percent listing these issues. The need to increase loan volume followed at 23 percent and keeping up with compliance and regulatory changes followed at 22 percent.

"Market conditions are different today than they were two years ago," said Bob White, President of Wolters Kluwer Financial Services. "Given today's low interest rates and increasingly competitive environment, it's easy to see why so many credit unions are concerned about profitability and increasing their loan volume."

Wolters Kluwer conducted a similar survey with credit unions in 2002. The ever changing regulatory environment topped the most significant compliance issues then as well, but at only 21 percent versus this year's 29 percent.

"This increase in concern by credit unions over the sheer number of regulatory changes is consistent with what we're hearing from financial organizations on Bankers Systems' compliance support line and through ComplianceHeadquarters.com, Bankers Systems' compliance information web site," White said. "While Wolters Kluwer cannot eliminate a credit union's compliance obligations, we can help make it easier for them to comply by providing efficient, easy-to-use compliance solutions."

About Wolters Kluwer Corporate & Financial Services
Wolters Kluwer Corporate & Financial Services is a leading U.S. provider of representation, search and filing services to corporate legal departments and law firms, and compliance and operational tools, technology and services for financial services organizations of all sizes. Major brands include Bankers Systems and CT Corporation. Wolters Kluwer Corporate & Financial Services has annual revenues (2003) of EUR448 million and is a division of Wolters Kluwer.

Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2003) of EUR3.4 billion, employs approximately 18,750 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Peggy Wilson
Director of Corporate Marketing Communications
Wolters Kluwer Corporate & Financial Services Division
t + 1 800-397-2341, Extension 5260
peggy.wilson@bankerssystems.com

Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 6070 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com
www.bankerssystems.com

http://hugin.info/130682/R/961747/138848.pdf